Second Quarter Report
2023

Table of Contents

Management’s Discussion and Analysis of Results of Operations and Financial Position	1
Condensed Combined Balance Sheets	70
Condensed Combined Statements of Net Income (Loss)	71
Condensed Combined Statements of Comprehensive (Loss) Income	72
Condensed Combined Statements of Unitholders’ Equity	73
Condensed Combined Statements of Cash Flows	74
Notes to Condensed Combined Financial Statements	75
Corporate Information	Inside back cover

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL POSITION

TABLE OF CONTENTS

Basis of Presentation	1	Commitments, Contractual Obligations, Contingencies and Off-Balance Sheet Arrangements	58
Financial and Operating Highlights	2	Non-IFRS Performance Measures and Ratios	58
Significant Matters	4	Significant Accounting Estimates	62
Business Overview and Strategic Outlook	7	New Accounting Pronouncements and Developments	64
Environmental, Social, Governance, and Resilience (ESG+R)	8	Internal Controls over Financial Reporting	64
Results of Operations	14	Risks and Uncertainties	64
Investment Properties	33	Quarterly Financial Data	65
Liquidity and Capital Resources	47	Forward-Looking Statements	67

BASIS OF PRESENTATION

Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) of Granite Real Estate Investment Trust (“Granite REIT”) and Granite REIT Inc. (“Granite GP”) summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively “Granite” or the “Trust”) for the three and six months ended June 30, 2023. Unless otherwise noted, all amounts are in millions of Canadian dollars. This MD&A should be read in conjunction with the accompanying unaudited condensed combined financial statements for the three and six months ended June 30, 2023 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The MD&A was prepared as at August 9, 2023 and its contents were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on this date. Additional information relating to Granite, including the Annual Report and Annual Information Form (“AIF”) for fiscal 2022 and dated March 8, 2023, can be obtained from the Trust’s website at www.granitereit.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

In addition to using financial measures determined in accordance with IFRS, Granite also uses certain non-IFRS performance measures and non-IFRS ratios in managing its business to measure financial and operating performance as well as for capital allocation decisions and valuation purposes. Granite believes that providing these measures on a supplemental basis to the IFRS amounts is helpful to investors in assessing the overall performance of Granite’s business.

The non-IFRS performance measures include net operating income before lease termination and close-out fees, straight-line rent and tenant incentive amortization (“NOI - cash basis”), same property NOI - cash basis, constant currency same property NOI - cash basis, funds from operations (“FFO”), adjusted funds from operations (“AFFO”), adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”), available liquidity, total debt and net debt. Refer to “NON-IFRS PERFORMANCE MEASURES” for definitions and reconciliations of non-IFRS measures to IFRS financial measures.

The non-IFRS ratios include FFO payout ratio, AFFO payout ratio, leverage ratio, interest coverage ratio, net leverage ratio, indebtedness ratio, unencumbered asset coverage ratio and any related per unit amounts. Refer to “NON-IFRS RATIOS” for definitions and reconciliations of non-IFRS ratios to IFRS financial measures.
Granite REIT 2023 Second Quarter Report 1

Readers are cautioned that these measures do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash provided by operating activities or any other measure calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS, they may not be comparable to similarly titled measures presented by other reporting issuers.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except as noted)	2023	2022	2023	2022
Operating highlights
Revenue	$130.3	$109.8	$259.9	$218.4
Net operating income (“NOI”)	108.6	92.8	216.0	184.0
NOI - cash basis(1)	104.8	90.4	208.7	181.2
Net income (loss) attributable to stapled unitholders	62.5	(122.3)	72.2	375.4
FFO(1)	77.6	72.1	157.2	141.5
AFFO(1)	69.5	68.2	144.6	134.1
Cash provided by operating activities	67.8	63.2	151.9	133.7
Monthly distributions paid	51.0	51.0	102.0	101.9
FFO payout ratio(1)(2)	66%	71%	65%	72%
AFFO payout ratio(1)(2)	73%	75%	71%	76%

Per unit amounts
Diluted FFO(1)	$1.21	$1.09	$2.46	$2.15
Diluted AFFO(1)	$1.09	$1.04	$2.26	$2.03
Monthly distributions paid	$0.80	$0.78	$1.60	$1.55
Diluted weighted average number of units	63.9	65.9	63.9	65.9

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As at June 30, 2023 and December 31, 2022	2023	2022
Financial highlights
Investment properties - fair value (7)	$8,833.1	$8,839.6
Assets held for sale(7)	20.5	41.2
Cash and cash equivalents	119.2	135.1
Total debt(3)	2,954.4	2,930.3
Trading price per unit (TSX: GRT.UN)	$77.82	$69.03

Debt metrics, ratings and outlook
Net leverage ratio(1)	32%	32%
Interest coverage ratio(1)	5.9x	7.1x
Indebtedness ratio (total debt to adjusted EBITDA)(1)	7.9x	8.3x
Weighted average cost of debt(4)	2.27%	2.28%
Weighted average debt term-to-maturity, in years(4)	3.7	4.1
DBRS rating and outlook	BBB (high) stable	BBB (high) stable
Moody’s rating and outlook	Baa2 Stable	Baa2 Stable

Property metrics (7)
Number of investment properties	143	140
Income-producing properties	137	128
Properties under development	2	8
Land held for development	4	4
Gross leasable area (“GLA”), square feet	62.9	59.4
Occupancy, by GLA	96.3%	99.6%
Magna as a percentage of annualized revenue(5)	26%	26%
Magna as a percentage of GLA	19%	20%
Weighted average lease term in years, by GLA	6.5	5.9
Overall capitalization rate(6)	5.1%	4.9%
(1)     For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.
(2)     The FFO and AFFO payout ratios are calculated as monthly distributions, divided by FFO and AFFO, respectively, in a period.
(3)     Total debt includes lease obligations recognized under IFRS 16, Leases.
(4)     Excludes lease obligations recognized under IFRS 16, Leases.
(5)     Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.
(6)     Refer to “Valuation Metrics by Asset Category” in the “INVESTMENT PROPERTIES” section.
(7)     Assets held for sale are excluded from investment properties and related property metrics. Accordingly, one such asset that was held for sale at June 30, 2023, and two such assets that were held for sale at December 31, 2022 were excluded from investment properties and related metrics at June 30, 2023 and December 31, 2022, respectively, throughout this MD&A.

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SIGNIFICANT MATTERS

Property Acquisitions

During the six months ended June 30, 2023, Granite acquired two income-producing industrial properties in the United States.

Property acquisitions consisted of the following:

Acquisitions			Weighted Average Lease Term, in years by Sq ft(1)(3)
(in millions, except as noted)					Property Purchase Price(2)
Property Address	Location	Sq ft(1)		Date Acquired		Stabilized Yield(1)
Income-producing properties:
10144 Veterans Dr.	Avon, USA	0.7	N/A	March 30, 2023	$72.8	5.4%
10207 Veterans Dr.	Avon, USA	0.3	N/A	March 30, 2023	34.1	5.3%

		1.0			$106.9	5.4%
(1)    As at the date of acquisition. The properties were vacant on the date of acquisition.
(2)    Purchase price does not include transaction costs associated with property acquisitions.
(3)    Weighted average lease term applicable to the occupied space.

Property Disposition

During the six months ended June 30, 2023, Granite disposed of one income-producing property in the United States for gross proceeds of $24.7 million. The property was leased to a subsidiary of Magna International Inc.

Disposition
(in millions, except as noted)
Property Address	Location	Sq ft	Date Disposed	Sale Price(1)	Annualized Revenue (2)
Disposed during the six months ended June 30, 2023:

4701 S. Cowan Rd.	Muncie, USA	0.2	March 15, 2023	24.7	1.6

		0.2		$24.7	$1.6
(1) Sale price does not include transaction costs associated with disposition.
(2) As at the date of disposition.

Asset Held for Sale

As at June 30, 2023, one income-producing property located in Canada was classified as an asset held for sale. The property, having a fair value of $20.5 million was classified as an asset held for sale on the unaudited condensed combined balance sheet at June 30, 2023 and was excluded from the value of investment properties. The property is also excluded from references to investment properties and related property metrics as at June 30, 2023 throughout this MD&A.

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Construction and Development Commitments

Granite had the following construction and development commitments as at June 30, 2023:

Commitments		Accruals/ Payments/ Deposits Made			Year-One Stabilized Yield (2)
(in millions, except as noted)
Property Location	Additional sq ft		Future Commitments (1)	Total Cost
As at June 30, 2023:
Development, construction or expansion:
Property under development in Brantford, ON	0.4	$23.3	$45.8	$69.1	6.8%
Site plan approval for a development in Brantford, ON	0.7	2.6	3.3	5.9	—%
Expansion of 555 Beck Cres., Ajax, ON	0.1	5.6	9.3	14.9	5.6%
Other construction commitments	—	2.1	26.5	28.6	—%
	1.2	$33.6	$84.9	$118.5	6.6%
(1) Includes signed contracts and future budgeted expenditures not yet contracted.
(2) Yield based on total cost including land (see “Development and Expansion Projects”).

On April 6, 2023, Granite reached substantial completion of three properties totaling 509,250 square feet in Lebanon, Tennessee. These state-of-the-art facilities have modern features including 32’ clear height, LED lighting and other sustainable design features. The properties have direct access to Highway 109 and are located 19 miles from Nashville International Airport and 24 miles from downtown Nashville. Leasing of the properties is underway and during the second quarter of 2023, Granite signed two leases, one for 66,500 square feet with an industrial packaging company that commenced in June 2023 for a 10.2 year term and the second for 112,625 square feet with a wholesale distribution company commencing in September 2023 for a 5 year term.

On April 12, 2023, Granite reached substantial completion of its 220,620 square foot development in Bolingbrook, Illinois. The building is 100% leased to La-Z-Boy Manufacturing for an initial term of 12.4 years.

During the second quarter of 2023, construction continued at Granite’s approximately 410,000 square foot, 40’ clear height, state-of-the-art modern distribution facility in Brantford, Ontario. The build-to-suit facility being constructed for a global chocolate producer is expected to be completed in the first quarter of 2024. In June 2023, Granite commenced the site plan approval process for a second phase of development at its site in Brantford, Ontario.

During the second quarter of 2023, construction continued at Granite’s site in Ajax, Ontario. The approximately 50,000 square foot, 32’ clear height speculative expansion of 555 Beck Crescent is expected to be completed in the first quarter of 2024.

Repayment of Secured Debt

On June 9, 2023, Granite repaid in full the secured construction loan outstanding on its recently completed income-producing property in Houston, USA which had an outstanding balance of $56.2 million (US$42.1 million), with proceeds from the Credit Facility (as defined herein).

Granite REIT 2023 Second Quarter Report 5

Russian Invasion of Ukraine

Granite currently holds investments and operates in Western Europe, specifically in Netherlands, Germany and Austria. Since the commencement of the Russian invasion of Ukraine in late February 2022 and up to the date of this MD&A, the European real estate markets in which Granite operates have remained orderly and Granite has continued to realize stable net operating income growth while continuing to execute on its strategic initiatives.

During the six months ended June 30, 2023, and up to the date of this MD&A, there has not been a significant impact on Granite’s operations, assets or liabilities as a result of the war.

Although not directly impacted by the ongoing Russian/Ukraine war thus far, Granite and its tenants are exposed to a broad range of current and evolving risks including:
•slowdown of global economic growth and more specifically in the European region;
•inflationary pressures, including energy, labour and transportation/logistics;
•higher interest rates;
•energy security in Western Europe; and
•supply chain disruptions.

A material deterioration in any of the foregoing could have a material adverse effect on Granite’s tenants and their ability to continue to operate and pay rent, and impact debt and equity markets, either of which could adversely impact Granite’s operations and financial performance. Granite is continuing to monitor the situation in Ukraine and globally and assessing its potential impact on Granite’s business.

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BUSINESS OVERVIEW AND STRATEGIC OUTLOOK

Business Overview

Granite is a Canadian-based real estate investment trust (“REIT”) engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe. As at August 9, 2023, excluding assets held for sale, Granite owns 143 investment properties in five countries having approximately 62.9 million square feet of gross leasable area. Granite has a highly-integrated team of real estate professionals with extensive experience in operations, leasing, development, investment and asset management located at its head office in Toronto, Canada and regional offices in Dallas, United States; Vienna, Austria; and Amsterdam, Netherlands.

Granite’s investment properties consist of income-producing properties, properties under development and land held for development (see “INVESTMENT PROPERTIES”). The income-producing properties consist primarily of logistics, e-commerce and distribution warehouses, and light industrial and heavy industrial manufacturing properties. Lease payments are primarily denominated in three currencies: the Canadian dollar (“$”), the Euro (“€”) and the US dollar (“US$”). Granite’s investment properties (excluding assets held for sale) by geographic location, property count and square footage as at August 9, 2023 are summarized below:

Investment Properties Summary
Five countries/143 properties/62.9 million square feet
Strategic Outlook

Management continues to identify and pursue value creation and investment opportunities that management believes will generate superior long-term total returns for unitholders.

Granite’s long-term strategy is to continue to build upon its institutional and globally diversified industrial real estate business; to grow and diversify its asset base through acquisitions, development, re-development and dispositions; to maintain a conservative balance sheet; and to reduce its exposure to its largest tenant, Magna International Inc. and its operating subsidiaries (collectively, “Magna”) and the special purpose properties (see “INVESTMENT PROPERTIES”).

Granite REIT 2023 Second Quarter Report 7

Granite has positioned itself financially to execute on its strategic plan including to capitalize on any strategic opportunities as they arise, and existing and future development activity within its targeted geographic footprint.

As Granite looks to the remainder 2023, its priorities are set out below:
•Driving FFO, AFFO and net asset value per unit growth while maintaining conservative capital ratios;
•Actively managing its income-producing portfolio and recently completed developments, focusing on new and renewal leasing;
•Executing on development, redevelopment and expansion projects in the U.S., Europe, and the Greater Toronto Area (the “GTA”);
•Selectively pursuing strategic land and income-producing property acquisition opportunities in our target markets;
•Advancing Granite’s Environmental, Social, Governance and Resilience (ESG+R) program and meeting established targets for 2023 and beyond; and
•Disposing of select non-core assets.

ENVIRONMENTAL, SOCIAL, GOVERNANCE, AND RESILIENCE (ESG+R)

Granite recognizes the important role building owners can play in fostering the efficient use of resources and respecting our environment. As a good steward for investors, Granite seeks to practically incorporate sustainability in its actions and decision-making process, while generating returns for unitholders.

Consistent with this principle, Granite applies the following long-term ESG+R objectives in its business:

Environmental	Social	Governance	Resilience
Promote efficiency and sustainable practices at both Granite’s properties and corporate offices	Engage with investors, employees, tenants, property managers, and community	Disclose ESG+R performance as a commitment to transparency and accountability	Identify and mitigate potential climate-related risks within our portfolio

8 Granite REIT 2023 Second Quarter Report

Granite’s ESG+R program is aligned with SASB1, GRESB2, GRI3 and TCFD4. Data provided herein has been reviewed by a third-party ESG+R consultant and represents a snapshot of current performance.

GRESB

2022 GRESB Public Disclosure Report

GRESB assesses and scores the Environmental, Social, and Governance (“ESG”) performance of real estate portfolios around the world and this year increased to over 1,800 participants. Granite completed its fourth annual GRESB Real Estate Assessment in June 2023 and is currently awaiting results.

In GRESB’s 2022 Public Disclosure Report, which evaluates the level of ESG disclosure by listed property companies and REITs, Granite was ranked third in the North American Industrial sector comprised of 10 reporting entities. In comparison to Granite’s 2021 results, its Standing Investments score significantly improved from 65 to 73 points, placing Granite second in the North American Industrial Listed sector comprised of nine reporting entities.
1 Sustainability Accounting Standards Board
2    Global Real Estate Sustainability Benchmarking
3    Global Reporting Initiative
4 Task Force on Climate-related Financial Disclosures
Granite REIT 2023 Second Quarter Report 9

Below is a selection of key actions and performance items of Granite’s ESG+R Program:

Environmental — Actions & Performance
•Work to reduce landlord-controlled energy, operational emissions (scope 1 and 2), and water by 25% on an intensity basis, per square foot, by the beginning of 2030 (or 2.5% annual reduction) at Granite’s properties5;
•Increase the energy, emissions, water and waste data coverage across Granite’s portfolio to 50% of its income-producing portfolio by 2030 by collaborating with tenants, implementing green lease language, and obtaining data directly from the utility companies whenever available;
•Granite is on track to meet its updated target to support the production of new renewable energy through the installation of on-site solar PV systems with the capacity to generate 24 MW of electricity by 20256 as solar PV systems with peak generation capacity of 13.71 MW are currently operational on Granite properties;
•Four beehives have been installed on Granite’s behalf at three properties to promote local biodiversity and engagement with tenants;
•Commit that all development projects controlled by Granite will be built to standards consistent with the scope of Granite’s Green Bond Framework and certify 100% of new developments to a third-party green building certification standard (such as LEED, BREEAM, Green Globes, DGNB);
•All properties were sent an annual ESG+R metrics survey in the first quarter of 2023. The survey is used to identify what sustainability initiatives have been implemented at each property over the past year, including those initiated by tenants. A few highlights from 2022 include LED lighting installed at 24 properties, irrigation efficiency projects completed at 8 properties, and waste audits conducted at 11 properties, promoting energy savings, water optimization, and sustainable waste management; and
•Granite has exceeded the target to strategically evaluate and pursue applicable green building certifications at Granite’s properties and achieve 30% third-party green building certifications by floor area by 2030. Currently, 42% has been certified. Below is a list of Granite’s properties that have achieved a green certification.

Property	Size (Sq ft) in millions	Location	Certification Type	Level
2020 Logistics Dr.	0.8	Mississauga, Canada	IREM Certified Sustainable Property	Certified
Expansion to 2095 Logistics Dr.	0.1	Mississauga, Canada	Green Globes New Construction	2 Green Globes
600 Tesma Way	0.1	Concord, Canada	IREM Certified Sustainable Property	Certified
8995 Airport Rd.	0.1	Brampton, Canada	IREM Certified Sustainable Property	Certified
Im Ghai 36	0.3	Altbach, Germany	DGNB New Construction Logistics Buildings	Gold
Aquamarijnweg 2 & 4	0.2	Bleiswijk, Netherlands	BREEAM New Construction	Very Good
De Kroonstrat 1 (Phase 1), De Poosthoornstraat 2 (Phase 2)	0.5	Tilburg, Netherlands	BREEAM New Construction	Excellent
5     Granite’s emissions reduction targets are aligned with the Paris Climate Accords’ goal of limiting global warming to two degrees Celsius above pre-industrial levels.
6    Onsite solar projects are expected to be installed at total of 15 Granite assets by the end of 2023.
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Property	Size (Sq ft) in millions	Location	Certification Type	Level
Francis Baconstraat 4	0.1	Ede, Netherlands	BREEAM New Construction	Very Good
Oude Graaf 15	0.2	Weert, Netherlands	BREEAM New Construction	Excellent
100 Clyde Alexander Lane	0.7	Pooler, USA	LEED Core and Shell Development	Certified
101 Clyde Alexander Lane	0.3	Pooler, USA	LEED Core and Shell Development	Certified
1243 Gregory Dr.	0.5	Antioch, USA	LEED Core and Shell Development	Silver
3900 Rock Creek Blvd.	0.3	Joliet, USA	IREM Certified Sustainable Property	Certified
501 Airtech Pkwy.	0.5	Plainfield, USA	IREM Certified Sustainable Property	Certified
1201 Allpoints Court	0.5	Plainfield, USA	Green Globes New Construction	2 Green Globes
445 Airtech Pkwy.	0.6	Plainfield, USA	IREM Certified Sustainable Property	Certified
831 North Graham Rd.	0.5	Greenwood, USA	IREM Certified Sustainable Property	Certified
1451 Allpoints Court	0.5	Plainfield, USA	IREM Certified Sustainable Property	Certified
10144 Veterans Dr.	0.7	Avon, USA	Green Globes New Construction	2 Green Globes
10207 Veterans Dr.	0.3	Avon, USA	Green Globes New Construction	2 Green Globes
60 Logistics Blvd.	0.7	Walton, USA	IREM Certified Sustainable Property	Certified
8735 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
8740 South Crossroads Dr.	0.9	Olive Branch, USA	LEED Core and Shell Development	Certified
330 East Stateline Rd.	0.9	Southhaven, USA	IREM Certified Sustainable Property	Certified
2100 Center Square Rd.	0.4	Logan Township, USA	LEED Core and Shell Development	Silver
15 Commerce Pkwy.	1.3	West Jefferson, USA	LEED New Construction and Major Renovation; BREEAM USA in Use	Certified; Good
100 Enterprise Pkwy.	1.2	West Jefferson, USA	BREEAM USA In Use	Good
10 Enterprise Pkwy.	0.8	West Jefferson, USA	IREM Certified Sustainable Property	Certified
535 Gateway Blvd.	0.7	Monroe, USA	IREM Certified Sustainable Property	Certified
1901 Beggrow St.	0.8	Columbus, USA	IREM Certified Sustainable Property	Certified
5415 Centerpoint Pkwy.	0.5	Columbus, USA	IREM Certified Sustainable Property	Certified
8741 Jacquemin Dr.	0.6	West Chester, USA	IREM Certified Sustainable Property	Certified
18201 NE Portal Way	0.3	Portland, USA	IREM Certified Sustainable Property	Certified
12 Tradeport Rd.	1.4	Hanover Township, USA	BREEAM USA in Use	Good
41 Martha Dr.	0.8	Bethel, USA	IREM Certified Sustainable Property	Certified
Granite REIT 2023 Second Quarter Report 11

Property	Size (Sq ft) in millions	Location	Certification Type	Level
250 Tradeport Rd.	0.6	Nanticoke, USA	IREM Certified Sustainable Property	Certified
4995 Citation Dr.	0.4	Memphis, USA	IREM Certified Sustainable Property	Certified
201 Sunridge Blvd.	0.8	Wilmer, USA	IREM Certified Sustainable Property	Certified
1301 Chalk Hill Road	2.3	Dallas, USA	BREEAM USA In Use	Good
3501 North Lancaster Hutchins Rd.	0.2	Lancaster, USA	LEED New Construction and Major Renovation	Silver
5000 Village Creek Rd.	0.6	Fort Worth, USA	Green Globes New Construction	2 Green Globes
13220 Crosby Freeway	0.3	Houston, USA	Green Globes New Construction	2 Green Globes
13230 Crosby Freeway	0.4	Houston, USA	Green Globes New Construction	2 Green Globes
13250 Crosby Freeway	0.7	Houston, USA	Green Globes New Construction	2 Green Globes
Total	26.3
% of GLA	42%

Social — Actions & Performance
•Granite administered its second Employee Engagement Survey in May 2023 to gain an understanding of employee engagement and the effectiveness of its workplace practices;
•Contribute at least 500 local currency (USD/CAD/EUR) per income-producing property in Granite’s portfolio toward charitable donations;
•As part of Granite’s due diligence process, assess 100% of potential acquisitions for ESG+R and identify areas for improvement;
•Granite established a hybrid working model, providing enhanced work from home flexibility during the work week; and
•Granite held a company-wide conference in Dallas, Texas during the third quarter of 2022 where third-party consultants presented updates and progress on Granite’s ESG+R program and recent market trends and developments to all employees.

Governance — Actions & Performance
•Granite’s 2022 ESG+R Report was issued on August 9, 2023 and follows the GRI framework with TCFD and SASB disclosures;
•Provide leadership over Granite’s ESG+R Program through the Granite ESG+R Committee;
•Provide transparency to investors by incorporating ESG+R into regular updates to unitholders and stakeholders and through formal reporting frameworks such as GRESB, SASB, CDP, and GRI;
•Monitor asset compliance with government benchmarking requirements and ESG+R related regulations;
•Granite submitted to GRESB in June 2023 and is currently awaiting results;
•In June 2022, the Declaration of Trust was amended and restated to, among other things, (i) further align the Declaration of Trust with evolving governance best practices which
12 Granite REIT 2023 Second Quarter Report

includes introducing rights and remedies in favour of unitholders consistent with those available to shareholders of a corporation pursuant to the Business Corporations Act (British Columbia); and (ii) enhance unitholders’ rights respecting the process for and procedures at unitholder meetings, including the submission of proposals by unitholders;
•Granite maintains robust policies governing the various aspects of its business activities, which are reviewed annually and updated from time to time in order to reflect regulatory compliance and industry best practices, as appropriate; and
•Granite submitted its second CDP report in 2022.

Resilience — Actions & Performance
•Aligning Granite’s resilience program with the TCFD framework;
•Assess physical and transition climate-change risks during the new acquisition due diligence process and evaluate measures to increase resiliency in Granite’s underwriting process;
•Regular evaluation of Granite for physical and transition climate-change risks and evaluate strategies to mitigate risks; and
•Granite uses the Moody’s ESG Solutions Climate on Demand tool to manage climate-related analytics which generate 1-100 risk scores in six physical categories of climate-related risks: sea-level rise, floods, hurricanes, heat stress, water stress and wildfires.

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RESULTS OF OPERATIONS

Net Income (Loss)

The following is a summary of financial information from the unaudited condensed combined statements of net income (loss) for the three and six months ended June 30, 2023 and 2022, respectively:

Net Income (Loss)

	Three Months Ended June 30,			Six Months Ended June 30,
(in millions, except as noted)	2023	2022	$ change	2023	2022	$ change
Rental revenue	$130.3	$109.8	20.5	$259.9	$218.4	41.5
Revenue	130.3	109.8	20.5	259.9	218.4	41.5
Property operating costs	21.7	17.0	4.7	43.9	34.4	9.5
Net operating income	108.6	92.8	15.8	216.0	184.0	32.0

General and administrative expenses	8.9	6.0	2.9	23.6	14.4	9.2
Depreciation and amortization	0.3	0.3	—	0.6	0.7	(0.1)
Interest income	(0.9)	(0.1)	(0.8)	(2.1)	(0.4)	(1.7)
Interest expense and other financing costs	19.2	10.7	8.5	37.0	21.6	15.4
Foreign exchange losses (gains), net	0.6	(0.2)	0.8	0.5	0.2	0.3
Fair value losses (gains) on investment properties, net	13.5	251.3	(237.8)	86.5	(239.3)	325.8
Fair value gains on financial instruments, net	(1.1)	(3.3)	2.2	(0.6)	(7.9)	7.3
Loss on sale of investment properties	—	0.3	(0.3)	0.6	0.7	(0.1)
Income (loss) before income taxes	68.1	(172.2)	240.3	69.9	394.0	(324.1)
Income tax expense (recovery)	7.5	(49.9)	57.4	(2.4)	18.6	(21.0)
Net income (loss)	$60.6	$(122.3)	182.9	$72.3	$375.4	(303.1)

Net income (loss) attributable to:
Stapled unitholders	62.5	(122.3)	184.8	72.2	375.4	(303.2)
Non-controlling interests	(1.9)	—	(1.9)	0.1	—	0.1
	$60.6	$(122.3)	182.9	$72.3	$375.4	(303.1)

14 Granite REIT 2023 Second Quarter Report

Foreign Currency Translation

The majority of Granite’s investment properties are located in Europe and the United States and the cash flows derived from such properties are primarily denominated in Euros and US dollars. Accordingly, fluctuations in the Canadian dollar, Granite’s reporting currency, relative to the Euro and US dollar will result in fluctuations in the reported values of revenues, expenses, cash flows, assets and liabilities. The most significant foreign currency exchange rates that impact Granite’s business are summarized in the following table:

	Average Exchange Rates						Period End Exchange Rates
	Three Months Ended June 30,			Six Months Ended June 30,			June 30,	December 31,
	2023	2022	Change	2023	2022	Change	2023	2022	Change
$ per €1.00	1.462	1.359	8%	1.456	1.390	5%	1.445	1.447	—%
$ per US$1.00	1.343	1.277	5%	1.348	1.272	6%	1.324	1.353	(2)%

For the three and six months ended June 30, 2023, compared to the prior year periods, the average exchange rates of the Euro and the US dollar relative to the Canadian dollar were higher, which on a comparative basis, increased the Canadian dollar equivalent of revenue and expenses from Granite’s European and U.S. operations.

The period end exchange rates of the Euro and the US dollar relative to the Canadian dollar on June 30, 2023 were lower, when compared to the December 31, 2022 exchange rates. As a result, the Canadian dollar equivalent of assets and liabilities from Granite’s European and U.S. operations were lower, when compared to December 31, 2022.
Granite REIT 2023 Second Quarter Report 15

On a net basis, the effect of the changes in exchange rates on Granite’s operating results for the three and six months ended June 30, 2023 was as follows:

Effects of Changes in Exchange Rates on Operating Results

	Three Months Ended June 30,	Six Months Ended June 30,
(in millions, except per unit information)	2023 vs 2022	2023 vs 2022
Increase in revenue	$6.2	$11.6
Increase in NOI - cash basis(1)	5.1	9.2
Increase in net income	2.1	1.6
Increase in FFO(1)	4.4	8.1
Increase in AFFO(1)	4.0	7.4
Increase in FFO(1) per unit	$0.07	$0.12
Increase in AFFO(1) per unit	$0.06	$0.11
(1)    For definitions of Granite’s non-IFRS measures and ratios, refer to the sections “NON-IFRS PERFORMANCE MEASURES” and “NON-IFRS RATIOS”.

Operating Results

Revenue

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	$ change	2023	2022	$ change
Rental revenue and amortization(1)	$109.7	$93.1	16.6	$217.5	$184.7	32.8
Tenant recoveries	20.6	16.7	3.9	42.4	33.7	8.7
Revenue	$130.3	$109.8	20.5	$259.9	$218.4	41.5
(1)    Rental revenue and amortization include base rent, straight-line rent amortization and tenant incentive amortization.

16 Granite REIT 2023 Second Quarter Report

Revenue for the three month period ended June 30, 2023 increased by $20.5 million to $130.3 million from $109.8 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q2 2023 vs Q2 2022 Change in Revenue
Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $1.2 million from consumer price index based increases and $2.9 million from fixed contractual adjustments related to rent escalations;
•the acquisitions of properties located in the United States, Canada, and the Netherlands beginning in the second quarter of 2022 increased revenue by $1.4 million;
•the completion of two expansion projects in Canada and the United States, and five development projects in Germany and the United States increased revenue by $3.7 million;
•revenue increased by $1.9 million due to renewal and re-leasing activities for properties primarily in Canada and the United States;
•the sale of two properties located in the United States and the Czech Republic beginning in the second quarter of 2022 decreased revenue by $0.8 million;
•vacancies at two properties in Canada decreased revenue by $0.3 million;
•foreign exchange had a net $6.2 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the US dollar and the Euro, which increased revenue by $3.7 million and $2.5 million, respectively; and
•straight-line rent and tenant recoveries increased revenue by $1.2 million and $3.1 million, respectively.

Granite REIT 2023 Second Quarter Report 17

Revenue for the six month period ended June 30, 2023 increased by $41.5 million to $259.9 million from $218.4 million in the prior year period. The components contributing to the change in revenue are detailed below:

Q2 2023 YTD vs Q2 2022 YTD Change in Revenue

Additional details pertaining to the components of the change in revenue are as follows:
•contractual rent adjustments included $2.5 million from consumer price index based increases and $4.0 million from fixed contractual adjustments related to rent escalations;
•the acquisitions of properties located in the United States, Canada, Netherlands and Germany during 2022 and 2023 increased revenue by $5.0 million;
•the completion of two expansion projects in Canada and the United States, and five development projects in Germany and the United States increased revenue by $6.1 million;
•revenue increased by $3.8 million due to renewal and re-leasing activities for properties primarily in Canada, the United States, and the Netherlands;
•the sale of properties located in the United States, Poland and the Czech Republic during 2022 and 2023 decreased revenue by $1.8 million;
•vacancies at two properties in Canada decreased revenue by $0.6 million;
•foreign exchange had a net $11.6 million positive impact to revenue primarily due to the relative weakening of the Canadian dollar against the Euro and the US dollar, which increased revenue by $3.2 million and $8.4 million, respectively; and
•straight-line rent and tenant recoveries increased revenue by $4.0 million and $6.9 million, respectively.

Net Operating Income

Net operating income (“NOI”) during the three months ended June 30, 2023 was $108.6 million compared to $92.8 million during the three months ended June 30, 2022. NOI for the six months ended June 30, 2023 was $216.0 million compared to $184.0 million for the six months ended June 30, 2022. NOI - cash basis excludes the impact of lease termination, close-out fees, straight-line rent and tenant incentive amortization and reflects the cash generated by the income-producing properties excluding lease termination and close-out fees on a period-over-period basis. NOI - cash basis was $104.8 million during the three months ended June 30,
18 Granite REIT 2023 Second Quarter Report

2023 compared with $90.4 million during the prior year period, an increase of 15.9%. NOI — cash basis was $208.7 million for the six months ended June 30, 2023 compared with $181.2 million for the prior year period, an increase of 15.2%.

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes the impact of properties that were acquired, disposed of and classified as held for sale, or properties under development during the periods under comparison. Same property NOI - cash basis for the three months ended June 30, 2023 was $99.7 million, compared with $88.1 million for the prior year period. Same property NOI — cash basis for the six months ended June 30, 2023 was $194.6 million, compared to $175.4 million for the six months ended June 30, 2022. The changes in NOI, NOI - cash basis and same property NOI - cash basis are detailed below:

Same Property NOI

	Sq ft(1)	Three Months Ended June 30,				Sq ft(1)	Six Months Ended June 30,
	(in millions)	2023	2022	$ change	% change	(in millions)	2023	2022	$ change	% change
Revenue		$130.3	$109.8	20.5			$259.9	$218.4	41.5
Less: Property operating costs		21.7	17.0	4.7			43.9	34.4	9.5
NOI		$108.6	$92.8	15.8	17.0%		$216.0	$184.0	32.0	17.4%
Add (deduct):
Straight-line rent amortization		(4.9)	(3.5)	(1.4)			(9.5)	(5.1)	(4.4)
Tenant incentive amortization		1.1	1.1	—			2.2	2.3	(0.1)
NOI - cash basis	62.9	$104.8	$90.4	14.4	15.9%	62.9	$208.7	$181.2	27.5	15.2%
Less NOI - cash basis for:
Acquisitions	3.0	(3.0)	(0.8)	(2.2)		3.8	(9.1)	(3.3)	(5.8)
Developments	3.5	(2.0)	—	(2.0)		3.8	(4.8)	0.1	(4.9)
Dispositions and assets held for sale	0.6	(0.1)	(1.5)	1.4		0.6	(0.2)	(2.6)	2.4
Same property NOI - cash basis	56.4	$99.7	$88.1	11.6	13.2%	55.2	$194.6	$175.4	19.2	10.9%
Constant currency same property NOI - cash basis(2)	56.4	$99.7	$92.6	7.1	7.7%	55.2	$194.6	$183.5	11.1	6.0%
(1)    The square footage relating to the NOI — cash basis represents GLA of 62.9 million square feet as at June 30, 2023. The square footage relating to the same property NOI — cash basis represents the aforementioned GLA excluding the impact from the acquisitions, dispositions, assets held for sale and developments during the relevant period.
(2)    Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

Property operating costs include recoverable and non-recoverable costs from tenants and consist of property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses.

Straight-line rent amortization represents the scheduled fixed rent changes or rent-free periods in leases that are recognized in revenue evenly on a straight-line basis over the term of the lease. Tenant incentive amortization mainly represents allowances provided to tenants that are
Granite REIT 2023 Second Quarter Report 19

recognized in revenue evenly on a straight-line basis over the term of the lease and primarily comprises the amortization associated with the cash allowance incentives paid to Magna in respect of the 10-year lease extensions exercised during the 2014 year at the Thondorf and Eurostar properties in Graz, Austria.

NOI - cash basis for the three months ended June 30, 2023 increased by $14.4 million to $104.8 million from $90.4 million in the prior year period, representing an increase of 15.9%. NOI - cash basis for the six months ended June 30, 2023 increased by $27.5 million to $208.7 million from $181.2 million in the prior year period, representing an increase of 15.2%. The increase in NOI - cash basis was largely a result of the increase in rental revenue as noted previously, partially offset by an increase in property operating costs primarily relating to the acquisitions and completion of development and expansion projects in 2022 and 2023 to date.

Same property NOI - cash basis for the three months ended June 30, 2023 increased by $11.6 million (13.2%) to $99.7 million from $88.1 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada and the United States, three completed expansion and development properties in Canada, the United States and Germany, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar. Excluding the impact of foreign exchange, same property NOI - cash basis for the three month period ended June 30, 2023 increased by $7.1 million (7.7%) from the prior year period.

Same property NOI - cash basis for the six months ended June 30, 2023 increased by $19.2 million (10.9%) to $194.6 million from $175.4 million primarily due to the increase in contractual rents arising from both consumer price index and fixed rent increases, re-leasing and renewals of leases for properties primarily located in Canada, the United States and the Netherlands, two completed expansion properties in Canada and the United States, and the favourable foreign exchange impact from the weakening of the Canadian dollar against the Euro and the US dollar. Excluding the impact of foreign exchange, same property NOI - cash basis for the six month period ended June 30, 2023 increased by $11.1 million (6.0%) from the prior year period.

20 Granite REIT 2023 Second Quarter Report

NOI - cash basis for the three and six month periods ended June 30, 2023 and 2022 by geography was as follows:

NOI - Cash Basis by Geography

Second Quarter 2023	Second Quarter 2022

Six months 2023	Six months 2022
Granite’s property portfolio and NOI - cash basis are geographically diversified, which reduces the risk to Granite’s operating results from any particular country’s economic downturn.

Granite REIT 2023 Second Quarter Report 21

Same property NOI - cash basis for the three and six month periods ended June 30, 2023 and 2022 by geography was as follows:

Same Property NOI - Cash Basis by Geography

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	% change	2023	2022	% change
Canada	$15.6	$14.5	7.6%	$31.3	$28.9	8.3%
United States	50.4	44.1	14.3%	100.8	88.6	13.8%
Austria	16.5	15.2	8.6%	32.8	31.0	5.8%
Germany	8.8	7.0	25.7%	12.8	11.7	9.4%
Netherlands	8.4	7.3	15.1%	16.9	15.2	11.2%
Same Property NOI - cash basis	$99.7	$88.1	13.2%	$194.6	$175.4	10.9%

Constant currency same property NOI - cash basis for the three and six month periods ended June 30, 2023 and 2022 by geography was as follows, which is calculated by converting the comparative same property NOI - cash basis at current foreign exchange rates:

Constant Currency Same Property NOI - Cash Basis by Geography

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	% change	2023	2022	% change
Canada	$15.6	$14.5	7.6%	$31.3	$28.9	8.3%
United States	50.4	46.4	8.6%	100.8	93.9	7.3%
Austria	16.5	16.3	1.2%	32.8	32.5	0.9%
Germany	8.8	7.5	17.3%	12.8	12.3	4.1%
Netherlands	8.4	7.9	6.3%	16.9	15.9	6.3%
Constant Currency Same Property NOI - cash basis (1)	$99.7	$92.6	7.7%	$194.6	$183.5	6.0%
(1)     Constant currency same property NOI - cash basis is calculated by converting the comparative same property NOI - cash basis at current period average foreign exchange rates.

22 Granite REIT 2023 Second Quarter Report

General and Administrative Expenses

General and administrative expenses consisted of the following:

General and Administrative Expenses

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	$ change	2023	2022	$ change
Salaries and benefits	$4.6	$4.3	0.3	$9.0	$9.0	—
Audit, legal and consulting	1.1	0.9	0.2	2.3	1.9	0.4
Trustee/director fees and related expenses	0.5	0.5	—	1.0	0.9	0.1
Executive unit-based compensation expense including distributions	1.3	1.1	0.2	2.3	2.7	(0.4)
Fair value remeasurement of trustee/director and executive unit-based compensation plans	(0.9)	(3.0)	2.1	5.0	(3.8)	8.8
Other public entity costs	0.8	1.0	(0.2)	1.3	1.5	(0.2)
Office rents including property taxes and common area maintenance costs	0.1	0.1	—	0.3	0.2	0.1
Capital tax	0.2	0.2	—	0.4	0.4	—
Information technology	0.7	0.5	0.2	1.3	1.0	0.3
Other	0.6	0.6	—	1.0	1.1	(0.1)
	$9.0	$6.2	2.8	$23.9	$14.9	9.0
Less: capitalized general and administrative expenses	(0.1)	(0.2)	0.1	(0.3)	(0.5)	0.2
General and administrative expenses	$8.9	$6.0	2.9	$23.6	$14.4	9.2

General and administrative expenses were $8.9 million for the three month period ended June 30, 2023 and increased $2.9 million in comparison to the prior year period primarily as a result of the following:
•an increase in salaries and benefits expense primarily due to an increase in headcount in North America and Europe;
•an increase in audit, legal and consulting expenses primarily due to an increase in professional fees and consulting costs relating to inflationary adjustments to professional services, additional work related to corporate structure and increased scope of ESG related work in the current year period;
•an increase in executive unit-based compensation expense primarily due to the increase in the fair value of the performance stapled units (“PSU”) relative to the prior year quarter resulting in a higher compensation expense of the PSU grants;
•a decrease in the fair value remeasurement recovery associated with the trustee/director and executive unit-based compensation plans resulting from a smaller decrease in the market price of the Trust’s stapled units in the current year period compared to the prior year period; and
•an increase in information technology costs primarily due to the adoption of new platforms and software, partially offset by;
Granite REIT 2023 Second Quarter Report 23

•a decrease in other public entity costs primarily due to the special business conducted at Granite’s in-person Annual General and Special Meeting in the prior year period.

General and administrative expenses were $23.6 million for the six month period ended June 30, 2023 and increased $9.2 million in comparison to the prior year period primarily as a result of the following:
•an increase in the fair value remeasurement expense associated with the trustee/director and executive unit-based compensation plans resulting from an increase in the market price of the Trust’s stapled units in the current year period compared to the decrease in the market price of the Trust’s stapled units in the prior year period;
•an increase in audit, legal and consulting expenses primarily due to an increase in professional fees and consulting costs relating to inflationary adjustments to professional services, additional work related to corporate structure and increased scope of ESG related work in the current year period; and
•an increase in information technology costs primarily relating to the adoption of new platforms and software, partially offset by;
•a decrease in executive unit-based compensation expense primarily due to the decrease in the fair value of the PSUs relative to the prior year quarter resulting in a lower compensation expense of the PSU grants; and
•a decrease in other public entity costs primarily due to the special business conducted at Granite’s in-person Annual General and Special Meeting in the prior year period.

Interest Income

Interest income for the three month period ended June 30, 2023 increased $0.8 million to $0.9 million from $0.1 million in the prior year period. Interest income for the six month period ended June 30, 2023 increased $1.7 million to $2.1 million from $0.4 million in the prior year period. Both increases were primarily due to interest income earned from higher interest rates on invested cash balances in the current year period relative to the prior year period, partially offset by lower invested cash balances on hand in the current year relative to the prior year.

Interest Expense and Other Financing Costs

Interest expense and other financing costs for the three month period ended June 30, 2023 increased $8.5 million to $19.2 million from $10.7 million in the prior year period. The increase was primarily due to the drawdown of the 2025 Term Loan (as defined herein) in September 2022, the secured loan relating to the Houston, Texas property, draws on the Credit Facility, higher interest costs due to an increase in borrowing rates in the current year period relative to the prior year period and a decrease in capitalized interest costs relating to lower development activity in the current year period due to the completion of development projects during the first and second quarters of 2023.
Interest expense and other financing costs for the six month period ended June 30, 2023 increased $15.4 million to $37.0 million from $21.6 million in the prior year period. The increase was primarily due to the drawdown of the 2025 Term Loan in September 2022, the secured loan relating to the Houston, Texas property, the draws on the Credit Facility and higher interest costs due to an increase in borrowing rates in the current year period relative to the prior year period.

24 Granite REIT 2023 Second Quarter Report

As at June 30, 2023, Granite’s weighted average cost of interest-bearing debt was 2.27% (June 30, 2022 - 1.69%) and the weighted average debt term-to-maturity was 3.7 years (June 30, 2022 - 4.9 years).

Foreign Exchange Gains and Losses, Net

Granite recognized net foreign exchange losses of $0.6 million and net foreign exchange gains of $0.2 million in the three months ended June 30, 2023 and 2022, respectively. The $0.8 million increase in net foreign exchange losses is primarily due to the foreign exchange losses from the settlement of Euro foreign exchange collar contracts in the current year period, partially offset by the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros as a result of the weakening of the Canadian dollar against the US dollar and the Euro.

Granite recognized net foreign exchange losses of $0.5 million and $0.2 million in the six months ended June 30, 2023 and 2022, respectively. The $0.3 million increase in net foreign exchange losses is primarily due to the increase in foreign exchange losses from the settlement of Euro foreign exchange collar contracts, partially offset by the remeasurement of certain monetary assets and liabilities of the Trust that are denominated in US dollars and Euros as a result of the weakening of the Canadian dollar against the US dollar and the Euro.

Fair Value Gains and Losses on Investment Properties, Net

Net fair value losses on investment properties were $13.5 million and $251.3 million in the three months ended June 30, 2023 and 2022, respectively. In the three months ended June 30, 2023, net fair value losses of $13.5 million were primarily attributable to the expansion in discount and terminal capitalization rates across selective Granite markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the lease renewal of one industrial property in Germany, and the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario, and the stabilization of four properties under development in the U.S., which were completed and transferred to income-producing properties during the second quarter of 2023.
Net fair value losses on investment properties in the three months ended June 30, 2022 of $251.3 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets fundamentals, as well as the fair value appreciation for certain of the Trust’s distributions/e-commerce properties.

Net fair value losses on investment properties were $86.5 million and net fair value gains on investment properties were $239.3 million in the six months ended June 30, 2023 and 2022, respectively. In the six months ended June 30, 2023, net fair value losses of $86.5 million were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the renewals of three special purpose properties in Austria and Germany, the lease renewal of one industrial property in Germany, and the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario and the stabilization of seven properties under development in the U.S., which were completed and transferred to income-producing properties during 2023 to date.

Granite REIT 2023 Second Quarter Report 25

Net fair value gains on investment properties in the six months ended June 30, 2022 of $239.3 million were primarily attributable to the net fair value gains on investment properties of $490.6 million from the first quarter of 2022, exceeding the net fair value losses in the second quarter of 2022 as previously mentioned, resulting in a net fair value gain on investment properties of $239.3 million in the six months ended June 30, 2022.

Fair Value Gains and Losses on Financial Instruments, Net

The net fair value gains on financial instruments were $1.1 million and $3.3 million for the three month periods ended June 30, 2023 and 2022, respectively. The net fair value gains on financial instruments were $0.6 million and $7.9 million for the six month period ended June 30, 2023 and 2022, respectively. The net fair value gains on financial instruments for the three and six months ended June 30, 2023 are related to the net fair value gains on the foreign exchange collar contracts, partially offset by the fair value losses from the 2024 Cross Currency Interest Rate Swap (as defined herein) and the ineffective hedge portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the condensed combined statements of net income (loss).

The net fair value gains on financial instruments for the three and six months ended June 30, 2022 are related to the fair value movements of the 2024 Cross Currency Interest Rate Swap and the fair value gains on the foreign exchange collar contracts. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value (gains) losses on financial instruments, net, in the condensed combined statements of net income (loss).

Loss on Sale of Investment Properties

No properties were disposed of during the three month period ended June 30, 2023. The loss on sale of investment properties for the three months ended June 30, 2022 was $0.3 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Třeboň, Czech Republic on June 9, 2022.

The loss on sale of investment properties for the six month period ended June 30, 2023 was $0.6 million and is primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Muncie, United States on March 15, 2023. The loss on sale of investment properties for the six month period ended June 30, 2022 was $0.7 million and was primarily related to broker commissions and legal advisory costs associated with the disposition of the property in Třeboň, Czech Republic previously mentioned and the property in Mirków, Poland on February 18, 2022.

26 Granite REIT 2023 Second Quarter Report

Income Tax Expense (Recovery)

Income tax expense (recovery) is comprised of the following:

Income Tax Expense (Recovery)

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	$ change	2023	2022	$ change
Foreign operations	$1.8	$1.6	0.2	$3.7	$3.2	0.5
Other	0.3	0.3	—	0.8	0.7	0.1
Current tax expense	2.1	1.9	0.2	4.5	3.9	0.6
Deferred tax expense (recovery)	5.4	(51.8)	57.2	(6.9)	14.7	(21.6)
Income tax expense (recovery)	$7.5	$(49.9)	57.4	$(2.4)	$18.6	(21.0)

For the three months ended June 30, 2023, current tax expense increased compared to the prior year period primarily due to higher tax expense in the Netherlands relating to nondeductible tax depreciation on one property and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period.

For the six months ended June 30, 2023, current tax expense increased compared to the prior year period primarily due to higher tax expense in the Netherlands relating to nondeductible tax depreciation on one property and the impact of the weakening of the Canadian dollar on Euro denominated tax expenses as compared to the prior year period.

The increase in deferred tax expense for the three months ended June 30, 2023 compared to the prior year period was primarily due to the decrease in fair value losses on investment properties recognized in jurisdictions in which deferred taxes are recorded as compared to the prior year period.

The increase in deferred tax recovery for the six months ended June 30, 2023 compared to the prior year period was primarily due to the fair value losses on investment properties recognized in jurisdictions in which deferred taxes are recorded as compared to fair value gains on investment properties recognized in the prior year period.

Granite REIT 2023 Second Quarter Report 27

Net Income (Loss) Attributable to Stapled Unitholders

For the three month period ended June 30, 2023, net income attributable to stapled unitholders was $62.5 million compared to net loss of $122.3 million in the prior year period. The increase in net income attributable to stapled unitholders was primarily due to a $237.8 million decrease in fair value losses on investment properties and a $15.8 million increase in net operating income, partially offset by a $57.4 million increase in income tax expense. The period-over-period variance is further summarized below:

Q2 2023 vs Q2 2022 Change in Net Income (Loss) Attributable to Stapled Unitholders

28 Granite REIT 2023 Second Quarter Report

For the six month period ended June 30, 2023, net income attributable to stapled unitholders was $72.2 million compared to $375.4 million in the prior year period. The decrease in net income attributable to stapled unitholders was primarily due to a $325.8 million increase in fair value losses on investment properties, partially offset by a $32.0 million increase in net operating income and a $21.0 million increase in income tax recovery. The period-over-period variance is further summarized below:

Q2 2023 YTD vs Q2 2022 YTD Change in Net Income Attributable to Stapled Unitholders
Granite REIT 2023 Second Quarter Report 29

Funds From Operations and Adjusted Funds From Operations

The reconciliation of net income (loss) attributable to stapled unitholders to FFO and AFFO for the three and six months ended June 30, 2023 and 2022, respectively, is presented below:

FFO and AFFO Reconciliation

		Three Months Ended June 30,		Six Months Ended June 30,
		2023	2022	2023	2022
(in millions, except per unit information)
Net income (loss) attributable to stapled unitholders		$62.5	$(122.3)	$72.2	$375.4
Add (deduct):
Fair value losses (gains) on investment properties, net		13.5	251.3	86.5	(239.3)
Fair value gains on financial instruments, net		(1.1)	(3.3)	(0.6)	(7.9)
Loss on sale of investment properties		—	0.3	0.6	0.7
Deferred tax expense (recovery)		5.4	(51.8)	(6.9)	14.7
Fair value remeasurement of the Executive Deferred Stapled Unit Plan		(0.4)	(1.4)	4.2	(1.4)
Fair value remeasurement of the Directors Deferred Stapled Unit Plan		(0.5)	(0.7)	0.9	(0.7)
Non-controlling interests relating to the above		(1.8)	—	0.3	—
FFO	[A]	$77.6	$72.1	$157.2	$141.5
Add (deduct):
Maintenance or improvement capital expenditures incurred		(2.2)	(0.5)	(2.3)	(1.6)
Leasing costs		(1.9)	(0.9)	(2.3)	(2.9)
Tenant allowances		(0.4)	(0.1)	(1.0)	(0.1)
Tenant incentive amortization		1.1	1.1	2.2	2.3
Straight-line rent amortization		(4.9)	(3.5)	(9.5)	(5.1)
Non-controlling interests relating to the above		0.2	—	0.3	—
AFFO	[B]	$69.5	$68.2	$144.6	$134.1

Per unit amounts:
Basic FFO per stapled unit	[A]/[C]	$1.22	$1.10	$2.47	$2.15
Diluted FFO per stapled unit	[A]/[D]	$1.21	$1.09	$2.46	$2.15
Basic AFFO per stapled unit	[B]/[C]	$1.09	$1.04	$2.27	$2.04
Diluted AFFO per stapled unit	[B]/[D]	$1.09	$1.04	$2.26	$2.03
Basic weighted average number of stapled units	[C]	63.7	65.8	63.7	65.7
Diluted weighted average number of stapled units	[D]	63.9	65.9	63.9	65.9

30 Granite REIT 2023 Second Quarter Report

Funds From Operations

FFO for the three month period ended June 30, 2023 was $77.6 million ($1.21 per unit) compared to $72.1 million ($1.09 per unit) in the prior year period. The changes in the FFO components are summarized below:

Q2 2023 vs Q2 2022 Change in FFO
FFO for the six month period ended June 30, 2023 was $157.2 million ($2.46 per unit) compared to $141.5 million ($2.15 per unit) in the prior year period. The changes in the FFO components are summarized below:

Q2 2023 YTD vs Q2 2022 YTD Change in FFO

Granite REIT 2023 Second Quarter Report 31

Adjusted Funds From Operations

AFFO for the three month period ended June 30, 2023 was $69.5 million ($1.09 per unit) compared to $68.2 million ($1.04 per unit) in the prior year period. The $1.3 million increase and $0.05 per unit increase in AFFO components are summarized below:

Q2 2023 vs Q2 2022 Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $5.5 million increase in FFO, as noted previously, partially offset by;
•a $1.7 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period;
•a $1.0 million decrease in AFFO primarily from higher leasing costs, primarily due an increase in leasing activity in the current year period;
•a $0.3 million decrease in AFFO from an increase in tenant allowances paid in the current year period relative to the prior year relating primarily to two properties in the United States and Germany; and
•a $1.2 million decrease in AFFO from an increase in tenant incentive and straight-line rent amortization, net of non-controlling interests, primarily due to higher free-rent offered in the current year period relative to the prior year period as a result of new leases relating to recently completed development properties in the United States.

32 Granite REIT 2023 Second Quarter Report

AFFO for the six month period ended June 30, 2023 was $144.6 million ($2.26 per unit) compared to $134.1 million ($2.03 per unit) in the prior year period. The $10.5 million increase and $0.23 per unit increase in AFFO components are summarized below:

Q2 2023 YTD vs Q2 2022 YTD Change in AFFO
Additional details pertaining to the components of the change in AFFO are as follows:
•the $15.7 million increase in FFO, as noted previously; and
•a $0.6 million increase in AFFO from a decrease in leasing costs compared to the prior year period, partially offset by;
•a $0.7 million decrease in AFFO from higher maintenance or improvement capital expenditures incurred in the current year period relative to the prior year period;
•a $0.9 million decrease in AFFO from an increase in tenant allowances paid in the current year period relative to the prior year relating primarily to three properties in the United States and Germany; and
•a $4.2 million decrease in AFFO from an increase in tenant incentive and straight-line rent amortization, net of non-controlling interests, primarily due to higher free-rent offered in the current year period relative to the prior year as a result of new leases relating to completed development properties primarily in the United States.

INVESTMENT PROPERTIES

Granite’s investment properties consist of income-producing properties, properties under development and land held for development. Substantially all of the income-producing properties are for industrial use and can be categorized as (i) distribution/e-commerce, (ii) industrial/warehouse, (iii) flex/office or (iv) special purpose properties designed and built with specialized features and leased primarily to Magna.

The attributes of the income-producing properties are versatile and are based on the needs of the tenant such that an industrial property used by a certain tenant for light or heavy manufacturing can be used by another tenant for other industrial uses after some retrofitting if necessary. Accordingly, the investment property portfolio is substantially for industrial use and, as such, Granite determined that its asset class comprises industrial properties for purposes of financial reporting. The fair value of the industrial properties, as noted below, is based upon the current tenanting, existing use and attributes of such properties.
Granite REIT 2023 Second Quarter Report 33

Properties under development are comprised of:
i.a 22.0 acre site in Brantford, Ontario where construction of a 0.4 million square foot, build-to-suit, 40’ clear height, state-of-the-art distribution facility is underway with completion expected in the first quarter of 2024; and
ii.a 34.0 acre site in Brantford, Ontario where Granite is currently seeking site plan approval.

Land held for development is comprised of:
i.101.0 acres of land in Houston, Texas held for the future development of up to a 1.3 million square foot multi-phased business park capable of accommodating buildings ranging from 0.3 million to 1.3 million square feet;
ii.12.9 acres of development land in West Jefferson, Ohio;
iii.the remaining 36.0 acre parcel of land in Brantford, Ontario, for the development of a multi-phased business park comprising a total of approximately 0.6 million square feet of modern distribution and logistics space upon completion; and
iv.10.1 acres of land in Brant County, Ontario for the development of a 0.2 million square foot modern distribution facility.

Summary attributes of the investment properties as at June 30, 2023 and December 31, 2022 are as follows:

Investment Properties Summary

As at June 30, 2023 and December 31, 2022	2023	2022
(in millions, except as noted)
Investment properties - fair value	$8,833.1	$8,839.6
Income-producing properties	8,694.2	8,486.1
Properties under development	76.5	272.5
Land held for development	62.4	81.0
Overall capitalization rate(1)	5.09%	4.87%

Number of investment properties	143	140
Income-producing properties	137	128
Properties under development	2	8
Land held for development	4	4

Property metrics
GLA, square feet	62.9	59.4
Occupancy, by GLA	96.3%	99.6%
Weighted average lease term in years, by square footage	6.5	5.9
Total number of tenants	125	126
Magna as a percentage of annualized revenue(2)	26%	26%
Magna as a percentage of GLA	19%	20%
(1)    Overall capitalization rate pertains only to income-producing properties.
(2)    Annualized revenue presented is calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months. Annualized revenue excludes revenue from properties classified as assets held for sale.

34 Granite REIT 2023 Second Quarter Report

Assets Held for Sale(1)

As at June 30, 2023 and December 31, 2022	2023	2022
(in millions, except as noted)
Assets held for sale
Fair value	$20.5	$41.2
Number of properties	1	2
GLA, square feet	0.1	0.3
Magna as a percentage of GLA	—%	—%
Annualized revenue	$0.0	$1.6
(1)    Assets held for sale are excluded from investment properties and related property metrics. Accordingly, one such asset that was held for sale as at June 30, 2023 and two such assets that were held for sale as at December 31, 2022 were excluded from investment properties and related property metrics as at June 30, 2023 and December 31, 2022, respectively, throughout this MD&A.

Granite has a high-quality global portfolio of large-scale properties strategically located in Canada, the United States and Europe. The fair value of the investment properties by country as at June 30, 2023 and December 31, 2022 was as follows:

Fair Value of Investment Properties by Geography(1)

June 30, 2023	December 31, 2022
(1)    Number of properties denoted in parentheses.

Granite REIT 2023 Second Quarter Report 35

The change in the fair value of investment properties by geography during the six months ended June 30, 2023 was as follows:

Change in Fair Value of Investment Properties by Geography

	January 1, 2023	Acquisitions	Capital and leasing expenditures	Developments and expansion	Transfers (1)	Other	Fair value gains (losses)	Foreign exchange	June 30, 2023
Income-Producing Properties
Canada	$1,833.3	$—	$0.7	$5.2	$—	$0.8	$5.4	$—	$1,845.4
USA	4,489.9	107.1	4.7	30.6	289.0	8.9	(172.7)	(104.1)	4,653.4
Austria	760.0	—	0.3	—	—	(2.1)	51.1	(1.8)	807.5
Germany	588.8	—	0.3	—	—	(0.2)	25.7	(1.2)	613.4
Netherlands	814.1	—	0.4	—	—	—	(39.4)	(0.6)	774.5
	8,486.1	107.1	6.4	35.8	289.0	7.4	(129.9)	(107.7)	8,694.2
Properties Under Development
USA	250.0	—	—	17.6	(289.0)	—	22.8	(1.4)	—
Canada	22.5	—	—	17.6	32.8	—	3.6	—	76.5
	272.5	—	—	35.2	(256.2)	—	26.4	(1.4)	76.5
Land Held for Development
Canada	63.0	—	—	0.8	(32.8)	—	13.4	—	44.4
USA	18.0	—	—	0.4	—	—	—	(0.4)	18.0
	81.0	—	—	1.2	(32.8)	—	13.4	(0.4)	62.4
Total	$8,839.6	$107.1	$6.4	$72.2	$—	$7.4	$(90.1)	$(109.5)	$8,833.1
(1)    The transfers are primarily related to the reclassifications of seven completed properties under development to income-producing properties in the United States during the first and second quarters of 2023, and the reclassification of a parcel of land held for development to properties under development in Canada during the second quarter of 2023.

During the six months ended June 30, 2023, the fair value of investment properties decreased by $6.5 million primarily due to:
•foreign exchange losses of $109.5 million primarily resulting from the relative strengthening of the Canadian dollar against the US dollar and the Euro; and
•net fair value losses of $90.1 million, which were primarily attributable to the expansion in discount and terminal capitalization rates across all of Granite’s markets in response to rising interest rates, partially offset by fair market rent increases across the GTA and selective U.S. and European markets, the renewals of three special purpose properties in Austria and Germany, the lease renewal of one industrial property in Germany, and the appreciation of land values at Granite’s development properties and land held for development in Brantford, Ontario, and the stabilization of seven properties under development in the U.S., which were completed and transferred to income-producing properties during 2023 to date, partially offset by;
•the acquisitions of two income-producing properties in the United States for $106.9 million, excluding associated transaction costs in the first quarter of 2023 (see “SIGNIFICANT MATTERS - Property Acquisitions”); and
•additions of $72.2 million primarily relating to one expansion project at a property in Canada, a completed expansion project in the United States during the first quarter of 2023, seven properties under development completed and reclassified to income-producing properties in the United States during the first and second quarters of 2023, and two properties under development in Canada (see “SIGNIFICANT MATTERS - Construction, Development and Property Commitments”).

36 Granite REIT 2023 Second Quarter Report

Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The valuation metrics utilized to derive Granite’s investment property valuations are determined by management. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and six months ended June 30, 2023. The key valuation metrics for Granite’s investment properties including the discount and terminal capitalization rates by jurisdiction are summarized in note 4 to the unaudited condensed combined financial statements for the three and six months ended June 30, 2023. In addition, valuation metrics for Granite’s income-producing properties by asset category and region as at June 30, 2023 and December 31, 2022 were as follows:

Valuation Metrics by Asset Category

	Distribution/ E-Commerce		Industrial/Warehouse		Special purpose properties		Flex/ Office		Total
As at June 30, 2023 and December 31, 2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Overall capitalization rate(1)(2)	4.87%	4.60%	4.39%	4.04%	6.85%	7.11%	6.07%	5.50%	5.09%	4.87%
Terminal capitalization rate(1)	5.81%	5.47%	5.86%	5.61%	6.61%	6.56%	7.14%	7.01%	5.95%	5.66%
Discount rate(1)	6.61%	6.21%	6.99%	6.73%	7.87%	7.75%	8.24%	8.01%	6.85%	6.50%

Valuation Metrics by Region

As at June 30, 2023	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,845.4	$4,653.4	$807.5	$613.4	$774.4	$8,694.1
Overall capitalization rate (1)(2)	3.75%	5.10%	7.95%	5.61%	4.90%	5.09%

As at December 31, 2022	Canada	USA	Austria	Germany	Nether-lands	Total
Income-producing property fair value	$1,833.3	$4,489.9	$760.0	$588.8	$814.1	$8,486.1
Overall capitalization rate (1)(2)	3.51%	4.84%	8.15%	5.63%	4.53%	4.87%
(1)    Weighted based on income-producing property fair value.
(2)     Overall capitalization rate is calculated as stabilized net operating income (property revenue less property expenses) divided by the fair value of the property.

Granite REIT 2023 Second Quarter Report 37

A sensitivity analysis of the fair value of income-producing properties to changes in the overall capitalization rate, terminal capitalization rate and discount rate at June 30, 2023 is presented below:

Sensitivity Analysis of Fair Value of Income-Producing Properties

Rate sensitivity	Overall capitalization rate	Terminal capitalization rate	Discount rate
+50 bps	7,860.3	8,271.5	8,370.3
+25 bps	8,254.4	8,473.9	8,530.3
Base rate	$8,694.2	$8,694.2	$8,694.2
-25 bps	9,189.3	8,934.8	8,862.0
-50 bps	9,752.6	9,198.8	9,033.9

Capital Expenditures and Leasing Costs

Capital expenditures relate to sustaining the existing earnings capacity of the property portfolio. Capital expenditures can include expansion or development expenditures and maintenance or improvement expenditures. Expansion or development capital expenditures are discretionary in nature and are incurred to generate new revenue streams and/or increase the productivity of a property. Maintenance or improvement capital expenditures relate to sustaining the existing earnings capacity of a property. Leasing costs include direct leasing costs and lease incentives. Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces and/or cash allowances provided to tenants for leasehold improvement costs.

38 Granite REIT 2023 Second Quarter Report

Included in total capital expenditure and leasing cost additions to investment properties are items which relate to the completion or lease up of recently acquired or developed properties. Such items are excluded from Granite’s calculation of AFFO. A reconciliation of total capital and leasing cost additions to investment properties to those included in AFFO for the three and six months ended June 30, 2023 and 2022 is below:

Maintenance Capital Expenditures and Leasing Costs

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Additions to investment properties:
Leasing costs	$2.1	$1.4	$2.6	$3.4
Tenant improvements (1)	0.9	0.1	1.4	0.1
Maintenance capital expenditures	2.2	1.2	2.3	2.3
Other capital expenditures	16.4	8.0	35.9	10.3
	$21.6	$10.7	$42.2	$16.1
Less:
Leasing costs and tenant improvements related to acquisition activities	—	(0.4)	(0.1)	(0.4)
Leasing costs and tenant improvements related to development activities	(0.7)	(0.1)	(0.6)	(0.1)
Capital expenditures related to expansions and developments	(16.4)	(8.0)	(35.9)	(10.3)
Capital expenditures related to property acquisitions	—	(0.7)	—	(0.7)
Capital expenditures and leasing costs included in AFFO	$4.5	$1.5	$5.6	$4.6
(1)     Tenant improvements include tenant allowances and landlord’s work.

The capital expenditures and leasing costs incurred by quarter for the trailing eight quarters were as follows:

Capital Expenditures and Leasing Costs - Trailing Eight Quarters

		Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21
Total capital expenditures incurred		$18.6	$19.6	$19.1	$21.9	$9.2	$3.4	$9.9	$14.3
Total leasing costs and tenant improvements incurred		3.0	1.0	4.7	2.4	1.5	2.0	2.9	5.8
Total incurred	[A]	$21.6	$20.6	$23.8	$24.3	$10.7	$5.4	$12.8	$20.1
Less: Capital expenditures, leasing costs and tenant improvements related to acquisitions and developments		(17.1)	(19.5)	(16.4)	(17.7)	(9.2)	(2.3)	(5.8)	(17.0)

Capital expenditures and leasing costs included in AFFO	[B]	$4.5	$1.1	$7.4	$6.6	$1.5	$3.1	$7.0	$3.1

GLA, square feet	[C]	62.9	62.1	59.4	58.8	57.0	55.9	55.1	53.3
$ total incurred per square foot	[A]/[C]	$0.34	$0.33	$0.40	$0.41	$0.19	$0.10	$0.23	$0.38
$ capital expenditures and leasing costs included in AFFO per square foot	[B]/[C]	$0.07	$0.02	$0.12	$0.11	$0.03	$0.06	$0.13	$0.06

Granite REIT 2023 Second Quarter Report 39

Development and Expansion Projects

The attributes of Granite’s properties under development and expansion projects as at June 30, 2023 were as follows:

Development and Expansion Projects

	Land acreage (in acres)	Expected sq ft of construction (in millions)	Start date of construction	Target completion date	Actual construction costs as at June 30, 2023	Expected total construction cost(1)	Cost of Land	Total Expected Cost	Year-One Stabilized Yield (2)
As at June 30, 2023
Properties under development
4 Bowery Rd., Brantford, ON	22.3	0.4	Q2 2022	Q1 2024	23.4	69.1	15.4	84.5	6.8%
12 Wright St., Brantford, ON	33.9	0.7	Q2 2023	TBD	2.6	5.9	26.1	32.0	N/A
Expansion projects
555 Beck Cres., Ajax, ON	7.6	0.1	Q1 2023	Q1 2024	5.6	15.0	—	15.0	5.6%
	63.8	1.2			$31.6	$90.0	$41.5	$131.5	5.0%
(1)    Construction cost excludes cost of land.
(2)    Yield based on total cost including land.

During the second quarter of 2023, construction continued at Granite’s approximately 410,000 square foot, 40’ clear height, state-of-the-art modern distribution facility in Brantford, Ontario. The build-to-suit facility, being constructed for a global chocolate producer, is expected to be completed in the first quarter of 2024.

In June 2023, Granite commenced the site plan approval process for a second phase of development at its site in Brantford, Ontario.

During the second quarter of 2023, construction continued at Granite’s speculative expansion of 555 Beck Crescent in Ajax, ON. The approximately 50,000 square foot, 32’ clear height expansion is expected to be completed in the first quarter of 2024.

Leasing Profile

Magna, Granite’s Largest Tenant

At June 30, 2023, Magna International Inc. or one of its operating subsidiaries was the tenant at 27 (December 31, 2022 - 27) of Granite’s income-producing properties and comprised 26% (December 31, 2022 - 26%) of Granite’s annualized revenue and 19% (December 31, 2022 - 20%) of Granite’s GLA.

On February 1, 2023, the leases at Granite’s properties in Graz, Austria (the “Graz Facilities”), comprising approximately 5.0 million square feet, were contractually extended for ten years to January 31, 2034. On February 1, 2024 the annual rent for the Graz Facilities for the initial five years of the extension will escalate by the increase in the consumer price index for the 60 month period preceding that date, to a maximum of ten percent.

According to its public disclosures, Magna International Inc. has a credit rating of A3 with a stable outlook by Moody’s Investor Service, Inc. (“Moody’s”), A(low) credit rating with a stable outlook confirmed on June 29, 2023 by DBRS and A- credit rating with a stable outlook by
40 Granite REIT 2023 Second Quarter Report

Standard & Poor’s. Magna is a global mobility technology company with complete vehicle engineering and contract manufacturing expertise. Magna’s product capabilities include body, chassis, exteriors, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems.

Granite’s relationship with Magna is an arm’s length landlord and tenant relationship governed by the terms of Granite’s leases. Granite’s properties are generally leased to operating subsidiaries of Magna International Inc. and are not guaranteed by the parent company; however, Magna International Inc. is the tenant under certain of Granite’s leases. The terms of the lease arrangements with Magna generally provide for the following:
•the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;
•rent escalations based on either fixed-rate steps or inflation;
•renewal options tied to market rental rates or inflation;
•environmental indemnities from the tenant; and
•a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in Granite’s leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may or may not renew leases for facilities currently under lease at their expiries.

Other Tenants

In addition to Magna, at June 30, 2023, Granite had 124 other tenants from various industries that in aggregate comprised 74% of the Trust’s annualized revenue. Each of these tenants accounted for less than 5% of the Trust’s annualized revenue as at June 30, 2023.
Granite REIT 2023 Second Quarter Report 41

Granite’s top 10 tenants by annualized revenue at June 30, 2023 are summarized in the table below:

Top 10 Tenants Summary

Tenant	Annualized Revenue %	GLA %	WALT (years)	Credit Rating(1)(2)
Magna	26%	19%	7.6	A-
Amazon	4%	4%	15.7	AA
Mars Petcare US	3%	4%	7.1	NR
True Value Company	2%	2%	17.7	NR
ADESA	2%	—%	6.1	CC
Restoration Hardware	2%	2%	4.8	Ba3
Light Mobility Solutions GmbH	2%	1%	12.4	NR
Ceva Logistics US Inc.	2%	2%	1.5	B1
Samsung Electronics America	2%	1%	3.3	AA-
Spreetail FTP	2%	2%	3.3	NR
Top 10 Tenants	47%	37%	8.4
(1)    Credit rating is quoted on the Standard & Poor’s rating scale or equivalent where publicly available. NR refers to Not Rated.
(2)    The credit rating indicated may, in some instances, apply to an affiliated company of Granite’s tenant which may not be the guarantor of the lease.
42 Granite REIT 2023 Second Quarter Report

Lease Expiration

As at June 30, 2023, Granite’s portfolio had a weighted average lease term by square footage of 6.5 years (December 31, 2022 - 5.9 years) with lease expiries by GLA (in thousands of square feet) and any lease renewals committed adjusted accordingly, lease count and annualized revenue (calculated as the contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, in millions) as set out in the table below:

Lease Maturity Summary

				Vacancies	2023		2024		2025		2026		2027		2028		2029 and Beyond
Country	Total GLA	Total Lease Count	Total Annualized Revenue $	Sq Ft	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $	Sq Ft	Annualized Revenue $
Canada	6,546	33	64.4	74	380	2.5	569	5.5	1,450	11.3	573	5.9	529	6.6	79	1.3	2,892	31.3
Canada-committed (1)	—	—	—	—	(289)	(1.8)	(253)	(2.9)	—	—	—	—	—	—	289	1.8	253	2.9
Canada - net	6,546	33	64.4	74	91	0.7	316	2.6	1,450	11.3	573	5.9	529	6.6	368	3.1	3,145	34.2
United States	38,821	83	217.2	2,159	5,810	35.8	3,475	19.9	1,895	11.0	3,611	24.9	1,708	8.0	4,397	17.6	15,766	100.0
United States-committed (1)	—	—	—	—	(5,073)	(31.5)	—	—	945	4.2	76	0.5	300	2.0	2,478	18.5	1,274	6.3
United States - net	38,821	83	217.2	2,159	737	4.3	3,475	19.9	2,840	15.2	3,687	25.4	2,008	10.0	6,875	36.1	17,040	106.3
Austria	7,472	9	60.8	—	125	1.3	5,349	37.0	—	—	389	3.0	802	10.3	807	9.2	—	—
Austria-committed (1)	—	—	—	—	(125)	(1.3)	(4,957)	(32.9)	—	—	—	—	—	—	—	—	5,082	34.2
Austria-net	7,472	9	60.8	—	—	—	392	4.1	—	—	389	3.0	802	10.3	807	9.2	5,082	34.2
Germany	4,666	15	35.6	—	2,335	17.4	308	2.2	195	1.8	303	1.9	290	2.1	—	—	1,235	10.2
Germany-committed (1)	—	—	—	—	(2,335)	(17.4)	(308)	(2.2)	121	0.7	717	4.3	—	—	335	2.5	1,470	12.1
Germany-net	4,666	15	35.6	—	—	—	—	—	316	2.5	1,020	6.2	290	2.1	335	2.5	2,705	22.3
Netherlands	5,367	25	40.5	72	387	3.7	51	0.7	629	5.5	355	1.7	1,125	7.8	—	—	2,748	21.1
Netherlands - committed (1)	—	—	—	—	(314)	(2.8)	—	—	—	—	—	—	—	—	314	2.8	—	—
Netherlands - net	5,367	25	40.5	72	73	0.9	51	0.7	629	5.5	355	1.7	1,125	7.8	314	2.8	2,748	21.1
Total	62,872	165	418.5	2,305	9,037	60.7	9,752	65.3	4,169	29.6	5,231	37.4	4,454	34.8	5,283	28.1	22,641	162.6
Total-committed (1)	—	—	—	—	(8,136)	(54.8)	(5,518)	(38.0)	1,066	4.9	793	4.8	300	2.0	3,416	25.6	8,079	55.5
As at June 30, 2023	62,872	165	418.5	2,305	901	5.9	4,234	27.3	5,235	34.5	6,024	42.2	4,754	36.8	8,699	53.7	30,720	218.1
% of portfolio as at June 30, 2023:
* by sq ft (in %)	100.0			3.7	1.4		6.7		8.3		9.6		7.6		13.8		48.9
* by Annualized Revenue (in %)			100.0			1.4		6.5		8.2		10.1		8.8		12.8		52.2
(1) Committed vacancies represent leases signed during the current period but not occupied until after period end.

Granite REIT 2023 Second Quarter Report 43

Occupancy Roll Forward

The tables below provide a summary of occupancy changes during the three and six months ended June 30, 2023.

Occupancy Roll Forward for Q2 2023

	Three Months Ended June 30, 2023
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Apr 1, 2023	6,546	38,091	7,472	4,640	5,367	62,116
Vacancy, Apr 1, 2023	(75)	(1,242)	—	—	(61)	(1,378)
Occupancy, Apr 1, 2023	6,471	36,849	7,472	4,640	5,306	60,738
Occupancy %, Apr 1, 2023	98.9%	96.7%	100.0%	100.0%	98.9%	97.8%
Completed developments	—	730	—	—	—	730
Remeasurement	—	—	—	26	—	26
Development vacancy	—	(331)	—	—	—	(331)
Expiries	—	(2,130)	—	(365)	(80)	(2,575)
Surrenders and early terminations	—	—	—	—	(4)	(4)
Renewals	—	1,499	—	365	73	1,937
New Leases	—	44	—	—	—	44
Occupancy, June 30, 2023	6,471	36,661	7,472	4,666	5,295	60,565
Total portfolio size, June 30, 2023	6,546	38,821	7,472	4,666	5,367	62,872
Occupancy %, June 30, 2023	98.9%	94.4%	100.0%	100.0%	98.7%	96.3%

Occupancy Roll Forward for Q2 2023 YTD

	Six Months Ended June 30, 2023
(in thousands, sq ft, except as noted)	Canada	USA	Austria	Germany	Netherlands	Total
Total portfolio size, Jan 1, 2023	6,544	35,400	7,472	4,640	5,367	59,423
Vacancy, Jan 1, 2023	(73)	(90)	—	—	(48)	(211)
Occupancy, Jan 1, 2023	6,471	35,310	7,472	4,640	5,319	59,212
Occupancy %, Jan 1, 2023	98.9%	99.7%	100.0%	100.0%	99.1%	99.6%
Acquired occupancy, net	—	1,005	—	—	—	1,005
Acquired vacancy, net	—	(1,005)	—	—	—	(1,005)
Completed developments	—	2,087	—	—	—	2,087
Completed expansions	—	329	—	—	—	329
Remeasurement	2	—	—	26	—	28
Development vacancy	—	(478)	—	—	—	(478)
Expiries	(2)	(2,808)	(125)	(365)	(110)	(3,410)
Surrenders and early terminations	—	—	—	—	(4)	(4)
Renewals	—	2,177	125	365	75	2,742
New Leases	—	44	—	—	15	59
Occupancy, June 30, 2023	6,471	36,661	7,472	4,666	5,295	60,565
Total portfolio size, June 30, 2023	6,546	38,821	7,472	4,666	5,367	62,872
Occupancy %, June 30, 2023	98.9%	94.4%	100.0%	100.0%	98.7%	96.3%

44 Granite REIT 2023 Second Quarter Report

New and Renewal Lease Spreads

The following table summarizes rental rate spreads achieved on new and renewal leasing during the three and six months ended June 30, 2023.

New and Renewal Lease Spreads

	Three Months Ended June 30, 2023		Six Months Ended June 30, 2023
	Sq Ft (in thousands)	Rental Rate Spread(1)(2)	Sq Ft (in thousands)	Rental Rate Spread(1)(2)
Canada	—	—%	—	—%
United States	1,499	19%	2,176	14%
Austria	—	—%	125	9%
Germany	365	5%	365	5%
Netherlands	72	3%	74	4%
Total	1,936	15%	2,740	12%
(1)     Rental rate spread (%) is calculated as the difference in renewal rent over expiring rent.
(2)     Excludes new leasing activity of approximately 44,000 square feet of space that was previously vacant for an extended period.

The leasing activity in the United States for the three months ended June 30, 2023 represents five lease renewals. The leasing activity in Germany for the three months ended June 30, 2023 represents one lease renewal. The leasing activity in the Netherlands for the three months ended June 30, 2023 represents four lease renewals at Granite’s property in Utrecht.

The leasing activity in the United States for the six months ended June 30, 2023 represents six lease renewals including one fixed rate renewal. The leasing activity in Austria for the six months ended June 30, 2023 represents an early termination and new lease with an existing tenant. The leasing activity in Germany for the six months ended June 30, 2023 represents one lease renewal. The leasing activity in the Netherlands for the six months ended June 30, 2023 represents seven lease renewals at Granite’s property in Utrecht, whereby a new lease was also completed for approximately 15,000 square feet of previously vacant space.

Granite REIT 2023 Second Quarter Report 45

In-Place Rental Rates

The following table summarizes the weighted average in-place rent by region:

Weighted Average In-Place Rent (Per Sq Ft)(1)(2)
	June 30, 2023	March 31, 2023	June 30, 2022	WALT (years)(3)
Canada	$9.95	$9.93	$9.08	6.3
United States	$4.62	$4.54	$4.34	6.3
Austria	€5.63	€5.62	€5.58	8.4
Germany	€5.28	€5.27	€4.76	6.9
Netherlands	€5.30	€5.15	€4.94	5.9
(1)     Amounts shown in local currency.
(2)     Weighted average in-place rent is calculated as the weighted average contractual base rent for the month subsequent to the quarterly reporting period multiplied by 12 months, divided by the total occupied area.
(3)     WALT as at June 30, 2023.

As at June 30, 2023, the weighted average in-place rent rates increased in all regions when compared with the rates noted in March 31, 2023 and June 30, 2022. The increases in Canada, the United States, Austria, Germany and the Netherlands are driven by lease renewals and fixed contractual and consumer price index rent escalations, capturing strong positive rental rate spreads in all regions.

46 Granite REIT 2023 Second Quarter Report

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Granite has various sources of available liquidity including cash, cash equivalents and the unused portion of its Credit Facility that aggregated to $1,026.2 million as at June 30, 2023 compared to $1,131.6 million at December 31, 2022, as summarized below:

Sources of Available Liquidity

As at June 30, 2023 and December 31, 2022	2023	2022
Cash and cash equivalents	$119.2	$135.1
Unused portion of Credit Facility	907.0	996.5
Available liquidity (1)	$1,026.2	$1,131.6
Additional sources of liquidity:
Assets held for sale(2)	$20.5	$41.2
Unencumbered assets(3)	$8,833.1	$8,754.6
(1)    Represents a non-IFRS performance measure. For definitions of Granite’s non-IFRS performance measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    One income-producing property located in Canada was classified as an asset held for sale on the unaudited condensed combined financial statements at June 30, 2023. Two income-producing properties located in Canada and the United States were classified as assets held for sale on the audited combined financial statements at December 31, 2022.
(3)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

The decrease in liquidity from December 31, 2022 to June 30, 2023 is primarily due to the acquisitions of two income-producing properties in the United States for $107.1 million, additions to investment properties primarily in the United States and Canada totaling $72.2 million, and the repayment of the secured construction loan of $56.2 million, partially offset by the draws on the Credit Facility for $90.2 million, the net proceeds of $24.1 million received from the disposition of an income-producing property in the United States, and the loan repayment received of $69.3 million in conjunction with the closing of the acquisitions of two industrial properties in Avon, United States. Granite intends to use its available liquidity to fund potential acquisitions of properties, to finance or refinance expenditures associated with Eligible Green Projects (as described in the Granite Green Bond Framework, which is available on Granite’s website), for commitments under existing development projects, to refinance or repay its secured debt or unsecured current debt maturities, and for general trust purposes.

Management believes that the Trust’s cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as to pay distributions. Granite expects to fund its ongoing operations and future growth through the use of (i) existing cash and cash equivalents, (ii) cash flows from operating activities, (iii) cash flows from asset sales, (iv) financing available from the Credit Facility, (v) the issuance of unsecured debentures or equity, subject to market conditions and/or, if necessary, (vi) financing that may be obtained on its unencumbered assets.

Granite REIT 2023 Second Quarter Report 47

Cash Flow Components

Components of the Trust’s cash flows were as follows:

Cash Flow Components Summary

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	$ change	2023	2022	$ change

Cash and cash equivalents, beginning of period	$117.2	$228.5	(111.3)	$135.1	$402.5	(267.4)
Cash provided by operating activities	67.9	63.2	4.7	151.9	133.7	18.2
Cash used in investing activities	(48.0)	(297.0)	249.0	(102.6)	(495.9)	393.3
Cash (used in) provided by financing activities	(16.1)	163.9	(180.0)	(63.7)	119.8	(183.5)
Effect of exchange rate changes on cash and cash equivalents	(1.8)	(1.0)	(0.8)	(1.5)	(2.5)	1.0
Cash and cash equivalents, end of period	$119.2	$157.6	(38.4)	$119.2	$157.6	(38.4)

Operating Activities

During the three month period ended June 30, 2023, operating activities generated cash of $67.9 million compared to $63.2 million in the prior year period. The increase of $4.7 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $14.4 million;
•an increase of $0.8 million in interest income primarily due to higher interest rates on invested cash; and
•a decrease of $0.3 million in income taxes paid, partially offset by;
•an increase of $7.1 million in interest paid as a result of higher debt balances and an increase in the weighted average cost of debt in the current year period;
•an increase of $1.7 million from cash used in working capital changes primarily due to timing of payments and receipts;
•an increase of $0.8 million in foreign exchange losses; and
•an increase of $0.6 million in general and administrative expenses, excluding the impact of unit-based compensation.

During the six month period ended June 30, 2023, operating activities generated cash of $151.9 million compared to $133.7 million in the prior year period. The increase of $18.2 million was due to various factors as noted in the “RESULTS OF OPERATIONS” section including, among others, the following:
•an increase in net operating income - cash basis of $27.5 million;
•a decrease of $3.9 million from cash used in working capital changes primarily due to timing of payments and receipts; and
•an increase of $1.7 million in interest income due to higher interest rates on invested cash, partially offset by;
•an increase of $11.5 million in interest paid as a result of higher debt balances and an increase in the weighted average cost of debt in the current year period;
48 Granite REIT 2023 Second Quarter Report

•an increase of $1.3 million in income taxes paid;
•an increase of $0.8 million in general and administrative expenses, excluding the impact of unit-based compensation; and
•an increase of $0.3 million in foreign exchange losses.

Investing Activities

Investing activities for the three month period ended June 30, 2023 used cash of $48.0 million and primarily related to the following:
•additions to properties under development paid of $17.9 million, primarily attributable to Granite’s ongoing development projects in the United States and Canada;
•additions to income-producing properties paid of $25.6 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States; and
•the settlement of other acquisition related liabilities for $3.6 million.

Investing activities for the three month period ended June 30, 2022 used cash of $297.0 million and primarily related to the following:
•the acquisitions of four income-producing properties and a property under development in the United States and Canada and the settlement of other acquisition related liabilities for $227.5 million;
•additions to properties under development paid of $73.4 million, primarily attributable to Granite’s ongoing development projects in the United States and Canada;
•loan advances made of $18.3 million to the developer of two industrial properties being constructed in Indiana; and
•additions to income-producing properties paid of $5.2 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States, partially offset by;
•net proceeds of $29.9 million received from the disposition of an income-producing property in the Czech Republic.

Investing activities for the six month period ended June 30, 2023 used cash of $102.6 million and primarily related to the following:
•the acquisitions of two income-producing properties in the United States and the settlement of other acquisition related liabilities for $103.3 million (see “SIGNIFICANT MATTERS - Property Acquisitions”);
•additions to properties under development paid of $43.1 million, primarily attributable to Granite’s development projects in the United States and Canada;
•additions to income-producing properties paid of $49.7 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States, partially offset by;
•loan repayment received of $69.3 million in conjunction with the closing of the acquisitions of two industrial properties in the United States; and
•net proceeds of $24.1 million received from the disposition of an income-producing property in the United States (see “SIGNIFICANT MATTERS - Dispositions”).

Granite REIT 2023 Second Quarter Report 49

Investing activities for the six month period ended June 30, 2022 used cash of $495.9 million and primarily related to the following:
•the acquisitions of seven income-producing properties and one property under development in Germany, the United States and Canada and the settlement of other acquisition related liabilities for $392.5 million;
•additions to properties under development paid of $120.7 million, primarily attributable to Granite’s ongoing development projects in the United States, Canada and a completed development property in Altbach, Germany;
•additions to income-producing properties paid of $10.9 million primarily attributable to ongoing maintenance and expansion capital in Canada and the United States; and
•loan advances made of $29.3 million to the developer of two industrial properties being constructed in Indiana, United States, partially offset by;
•net proceeds of $63.9 million received from the dispositions of two income-producing properties and a piece of land held for development in Poland and the Czech Republic.

Financing Activities

Cash used in financing activities for the three month period ended June 30, 2023 of $16.1 million largely comprised of $51.0 million of monthly distribution payments and $55.0 million relating to the repayment of the secured construction loan, net of advances, partially offset by $90.2 million of draws on the Credit Facility.
Cash provided by financing activities for the three month period ended June 30, 2022 of $163.9 million largely comprised of $213.7 million of draws on the Credit Facility, $19.7 million of proceeds from the secured construction loan relating to a development project in the United States and $11.6 million of net proceeds received from the issuance of stapled units under the at-the-market equity distribution program (“ATM Program”), partially offset by $51.0 million of monthly distribution payments and $29.9 million used for the repurchase of stapled units under the NCIB (as defined herein).

Cash used in financing activities for the six month period ended June 30, 2023 of $63.7 million largely comprised of $102.0 million of monthly distribution payments and $50.6 million relating to the full repayment of the secured construction loan, net of advances, partially offset by $90.2 million of draws on the Credit Facility.

Cash provided by financing activities for the six month period ended June 30, 2022 of $119.8 million largely comprised of $213.7 million of draws on the Credit Facility, $31.8 million of proceeds from the secured construction loan, and $13.1 million of net proceeds received from the issuance of stapled units under the ATM Program, partially offset by $101.9 million of monthly distribution payments, $29.9 million used for the repurchase of stapled units under the NCIB and the settlement of the 2028 Cross Currency Interest Rate Swap (as defined herein) of $6.6 million.

50 Granite REIT 2023 Second Quarter Report

Debt Structure

Granite’s debt structure and key debt metrics as at June 30, 2023 and December 31, 2022 were as follows:

Summary Debt Structure and Debt Metrics

As at June 30, 2023 and December 31, 2022		2023	2022
Unsecured debt, net		$3,057.6	$2,983.6
Derivatives, net (4)		(136.6)	(138.4)
Lease obligations		33.4	33.7
Total unsecured debt	[A]	$2,954.4	$2,878.9
Secured debt		—	51.4
Total debt (1)(4)	[B]	$2,954.4	$2,930.3
Less: cash and cash equivalents		119.2	135.1
Net debt(1)(4)	[C]	$2,835.2	$2,795.2

Investment properties	[D]	$8,833.1	$8,839.6

Unencumbered Assets(5)	[E]	$8,833.1	$8,754.6
		100.0%
Trailing 12-month adjusted EBITDA(1)	[F]	$374.6	$352.1
Interest expense		$66.4	$51.0
Interest income		(3.4)	(1.6)
Trailing 12-month interest expense, net	[G]	$63.0	$49.4

Debt metrics
Leverage ratio(2)	[B]/[D]	33%	33%
Net leverage ratio(2)	[C]/[D]	32%	32%
Interest coverage ratio(2)	[F]/[G]	5.9x	7.1x
Unencumbered asset coverage ratio(2)	[E]/[A]	3.0x	3.0x
Indebtedness ratio(2)	[B]/[F]	7.9x	8.3x
Weighted average cost of debt(3)		2.27%	2.28%
Weighted average debt term-to-maturity, in years(3)		3.7	4.1
Ratings and outlook
DBRS		BBB (high) stable	BBB (high) stable
Moody’s		Baa2 Stable	Baa2 Stable
(1)    Represents a non-IFRS measure. For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)     Represents a non-IFRS ratio. For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    Excludes lease obligations noted above.
(4)     Balance is net of the derivative assets and derivative liabilities.
(5)    Unencumbered assets represent the carrying value of investment properties (excluding any assets held for sale) that are not encumbered by secured debt. Granite can seek to obtain secured financing against its unencumbered assets subject to certain restrictions and financial covenant limitations in its Credit Facility, term loan agreements and trust indentures.

Unsecured Debt

2025 Term Loan

On September 15, 2022, Granite REIT Holdings Limited Partnership ("Granite LP") entered into and fully drew upon a US$400.0 million senior unsecured non-revolving term facility that will
Granite REIT 2023 Second Quarter Report 51

mature on September 15, 2025 (“2025 Term Loan”). The 2025 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on Secured Overnight Financing Rate ("SOFR") plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. At June 30, 2023, the full US$400.0 million has been drawn and the balance, net of deferred financing costs, was $529.0 million.

2028 Debentures

On August 30, 2021, Granite LP issued $500.0 million aggregate principal amount of 2.194% Series 6 senior debentures due August 30, 2028 (the “2028 Debentures”). Interest on the 2028 Debentures is payable semi-annually in arrears on February 28 and August 30 of each year. At June 30, 2023, all of the 2028 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.0 million.

2030 Debentures

On December 18, 2020, Granite LP issued $500.0 million aggregate principal amount of 2.378% Series 5 senior debentures due December 18, 2030 (the "2030 Debentures"). Interest on the 2030 Debentures is payable semi-annually in arrears on June 18 and December 18 of each year. At June 30, 2023, all of the 2030 Debentures remained outstanding and the balance, net of deferred financing costs, was $497.8 million.

2027 Debentures

On June 4, 2020, Granite LP issued $500.0 million aggregate principal amount of 3.062% Series 4 senior debentures due June 4, 2027 (the "2027 Debentures"). Interest on the 2027 Debentures is payable semi-annually in arrears on June 4 and December 4 of each year. At June 30, 2023, all of the 2027 Debentures remained outstanding and the balance, net of deferred financing costs, was $498.3 million.

2026 Term Loan

On December 12, 2018, Granite LP entered into and fully drew down a $300.0 million senior unsecured non-revolving term facility that originally matured on December 12, 2025. On November 27, 2019, Granite refinanced the $300.0 million term facility and extended the maturity date one year to December 11, 2026 (the “2026 Term Loan”). The 2026 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on the Canadian Dollar Offered Rate (“CDOR”) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in advance. At June 30, 2023, the full $300.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $299.7 million.

As it is anticipated that the administrator of the CDOR will cease publication of CDOR by June 28, 2024 and the Canadian financial benchmark will be replaced by the Canadian Overnight Repo Rate Average ("CORRA"), Granite intends to amend the 2026 Term Loan and 2026 Cross Currency Interest Rate Swap before the end of June 2024 to update the benchmark rates in these agreements from CDOR to CORRA without any economic impact.

52 Granite REIT 2023 Second Quarter Report

2024 Term Loan

On December 19, 2018, Granite LP entered into and fully drew down a US$185.0 million senior unsecured non-revolving term facility that originally matured on December 19, 2022. On October 10, 2019, Granite refinanced the US$185.0 million term facility and extended the maturity date two years to December 19, 2024 (the “2024 Term Loan”). The 2024 Term Loan is fully prepayable without penalty. Any amount repaid may not be re-borrowed. Interest on drawn amounts is calculated based on SOFR (previously the London Interbank Offered Rate ("LIBOR")) plus an applicable margin determined by reference to the external credit rating of Granite LP and is payable monthly in arrears. As the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR without any economic impact.

At June 30, 2023, the full US$185.0 million remained outstanding and the balance, net of deferred financing costs and debt modification losses, was $244.7 million.

2023 Debentures

On December 20, 2016, Granite LP issued $400.0 million aggregate principal amount of 3.873% Series 3 senior debentures due November 30, 2023 (the “2023 Debentures”). Interest on the 2023 Debentures is payable semi-annually in arrears on May 30 and November 30 of each year. At June 30, 2023, all of the 2023 Debentures remained outstanding and the balance, net of deferred financing costs, was $399.9 million.

The 2023 Debentures, the 2027 Debentures, the 2030 Debentures, the 2028 Debentures, the 2024 Term Loan, the 2026 Term Loan and the 2025 Term Loan rank pari passu with all of the Trust's other existing and future senior unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

Credit Facility

On March 3, 2023, the Trust amended the Credit Facility to extend the maturity date for a new five-year term to March 31, 2028, with a limit of $1.0 billion. Included in the amendment, Granite also updated the benchmark rates from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, for US dollar denominated draws and from LIBOR to the Euro Interbank Offered Rate ("EURIBOR") for Euro denominated draws. Such amendments to the benchmark rates result in no economic impact to Granite’s borrowing rates. As it is anticipated that the administrator of CDOR will cease publication of CDOR by June 28, 2024 and the Canadian financial benchmark will be replaced by CORRA, Granite's Credit Facility contains fallback provisions to transition from CDOR to CORRA for Canadian denominated draws when CDOR is discontinued.

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with consent of the participating lenders. As at June 30, 2023, the Trust had $90.3 million drawn and $2.7 million in letters of credit issued against the Credit Facility.

Granite REIT 2023 Second Quarter Report 53

Secured Debt

On December 17, 2021, Granite entered into a secured construction loan relating to a development project in Houston, Texas, which was substantially completed in January 2023. The loan had a maximum draw amount of $59.9 million (US$44.3 million) and was secured by the property under construction and related land. On June 9, 2023, the loan with an outstanding balance of $56.2 million (US$42.1 million) was repaid with proceeds from the Credit Facility.

Derivatives

Granite has entered into derivatives including cross-currency interest rate swaps and interest rate swaps to lower its overall cost of borrowings and to hedge its currency exposure. The below table summarizes Granite’s derivative arrangements outstanding as at June 30, 2023 and December 31, 2022:

								June 30,	December 31,
As at								2023	2022
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2023 Cross Currency Interest Rate Swap	281,100	EUR	2.430%	400,000	CAD	3.873%	Nov. 30, 2023	$(5,282)	$(7,076)
2024 Cross Currency Interest Rate Swap	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (3)	Dec. 19, 2024	17,710	24,891
2025 Interest Rate Swap (1)	—	—	—	—	—	—	Sept. 15, 2025	10,592	5,244
2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CDOR plus margin	Dec. 11, 2026	38,710	39,264
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	14,948	8,123
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(4,170)	(6,391)
2028 Cross Currency Interest Rate Swap (2)	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	15,187	19,450
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	48,936	54,883
								$136,631	$138,388
(1)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.

(2)On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the cross-currency interest rate swap entered into by Granite LP to exchange the $500.0 million principal and related 2.194% interest payments from the 2028 Debentures to US$397.0 million principal and USD-denominated interest payments at a 2.096% interest rate (the "2028 Cross Currency Interest Rate Swap") and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028, to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.

(3)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.
54 Granite REIT 2023 Second Quarter Report

Debt Maturity Profile

As at June 30, 2023, Granite’s debt maturity profile and future repayments are as outlined below:

Debt Maturity Profile

% of Debt Maturing	13%	9%	17%	10%	16%	19%	16%

Debt Metrics and Financial Covenants

Granite uses the debt metrics noted above to assess its borrowing capacity and the ability to meet its current and future financing obligations. Granite’s interest coverage ratio decreased from 7.1x for the year ended December 31, 2022 to 5.9x as at June 30, 2023 as a result of a 28% increase in interest expense, partially offset by a 6% EBITDA growth when comparing the two periods. Granite’s leverage ratio remains consistent with December 31, 2022 and the slight decrease in Granite’s indebtedness ratio from December 31, 2022 to June 30, 2023 is primarily due the 6% growth in EBITDA and consistent debt level. The debt ratios remain relatively favourable and provide financial flexibility for future growth.

Granite’s unsecured debentures, term loans, secured debt and credit facility agreements contain financial and non-financial covenants that include maintaining certain leverage and debt service ratios. As at June 30, 2023, Granite was in compliance with all of these covenants.

Credit Ratings

On March 29, 2023, DBRS confirmed Granite LP’s Issuer Rating and credit rating on the 2023 Debentures, the 2027 Debentures, the 2028 Debentures and the 2030 Debentures as BBB(high) with stable trends. On June 28, 2023, Moody’s confirmed the Baa2 rating on the 2023 Debentures, the 2027 Debentures, the 2028 Debentures and the 2030 Debentures with a stable outlook. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such rating.

Granite REIT 2023 Second Quarter Report 55

Unitholders’ Equity

Outstanding Stapled Units

As at August 9, 2023, the Trust had 63,743,828 stapled units issued and outstanding.

As at August 9, 2023, the Trust had 67,538 restricted stapled units (representing the right to receive 67,538 stapled units) and 85,810 performance stapled units (representing the right to receive a maximum of 171,620 stapled units) outstanding under the Trust’s Executive Deferred Stapled Unit Plan. The Executive Deferred Stapled Unit Plan is designed to provide equity-based compensation to employees of Granite who are, by the nature of their position or job, in a position to contribute to the success of Granite.

As at August 9, 2023, the Trust had 120,824 deferred stapled units (representing the right to receive 120,824 stapled units) outstanding under the Trust’s Director/Trustee Deferred Share Unit Plan.

Distributions

Granite REIT’s monthly distribution to unitholders is currently $0.2667 per stapled unit. For 2023, based on its current monthly rate, Granite expects to make total annual distributions of $3.20 per stapled unit.

Total distributions declared to stapled unitholders in the three month periods ended June 30, 2023 and 2022 were $51.0 million or $0.8000 per stapled unit and $50.9 million or $0.7750 per stapled unit, respectively. Total distributions declared to stapled unitholders in the six month periods ended June 30, 2023 and 2022 were $102.0 million or $1.6000 per stapled unit and $101.9 million or $1.5500 per stapled unit, respectively.

The distributions declared in July 2023 in the amount of $17.0 million or $0.2667 per stapled unit will be paid on August 15, 2023.

Pursuant to the requirement of National Policy 41-201, Income Trusts and Other Indirect Offerings (“NP 41-201”), the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income (loss) and cash distributions, in accordance with the guidelines under NP 41-201.

Cash Flows from Operating Activities in Excess of Distributions Paid and Payable

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Net Income (Loss)	$60.6	$(122.3)	$72.3	$375.4
Cash flows provided by operating activities	67.9	63.2	151.9	133.7
Monthly cash distributions paid and payable	(51.0)	(50.9)	(102.0)	(101.9)
Cash flows from operating activities in excess of distributions paid and payable	$16.9	$12.3	$49.9	$31.8

Monthly distributions for the three and six month periods ended June 30, 2023 and 2022 were funded with cash flows from operating activities.

56 Granite REIT 2023 Second Quarter Report

Net income prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as FFO, AFFO, cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential future commitments to replace or maintain its investment properties to adversely affect cash distributions.

Normal Course Issuer Bid

On May 19, 2023, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,349,296 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 24, 2023 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2024. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 30,468 stapled units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 24, 2022 to May 23, 2023.
During the three and six month periods ended June 30, 2023, there were no stapled unit repurchases under the NCIB. During the three and six month periods ended June 30, 2022, Granite repurchased 378,400 stapled units at an average stapled unit cost of $79.08 for total consideration of $29.9 million, excluding commissions.

At-The-Market Equity Distribution Program

On November 3, 2021, Granite filed a prospectus supplement to the short form base shelf prospectus of Granite REIT and Granite GP establishing an at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada.

During the three and six month periods ended June 30, 2023, there were no stapled units issued under the ATM Program. During the three month period ended June 30, 2022, Granite issued 120,300 stapled units under the ATM Program at an average stapled unit price of $98.84 for gross proceeds of $11.9 million and incurred issuance costs of $0.3 million, for net proceeds of $11.6 million. During the six month period ended June 30, 2022, Granite issued 136,100 stapled units under the ATM Program at an average stapled unit price of $98.77 for gross proceeds of $13.4 million, and incurred issuance costs of $0.3 million, for net proceeds of $13.1 million.

Granite REIT 2023 Second Quarter Report 57

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management believes that the final outcome of such matters will not have a material adverse effect on the financial position, results of operations or liquidity of the Trust. However, actual outcomes may differ from management’s expectations.

Off-balance sheet arrangements consist of outstanding letters of credit to support certain contractual obligations, property purchase commitments, construction and development project commitments and certain operating agreements. As at June 30, 2023, the Trust had $2.7 million in letters of credit outstanding. As at June 30, 2023, the Trust's contractual commitments totaled $84.9 million which comprised of costs to complete its ongoing construction and development projects. Granite expects to fund these commitments over the next year through the use of cash on hand, cash from operations and/or Granite’s Credit Facility.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 8, 11 and 19 to the unaudited condensed combined financial statements for the three and six months ended June 30, 2023.

NON-IFRS PERFORMANCE MEASURES

The following non-IFRS performance measures are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS performance measures are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS performance measures may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS performance measures may not be comparable with similar measures presented by other issuers.

Funds from operations

FFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the operating performance of real estate entities. Granite calculates FFO as net income attributable to stapled unitholders excluding fair value gains (losses) on investment properties and financial instruments, gains (losses) on sale of investment properties including the associated current income tax, deferred income taxes and certain other items, net of non-controlling interests in such items. The Trust’s determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada (“REALPAC”) guidelines on Funds From Operations & Adjusted Funds From Operations for IFRS dated January 2022 (“REALPAC Guidelines”). Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of FFO to net income for the periods presented). FFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

58 Granite REIT 2023 Second Quarter Report

Adjusted funds from operations

AFFO is a non-IFRS performance measure that is widely used by the real estate industry in evaluating the recurring economic earnings performance of real estate entities after considering certain costs associated with sustaining such earnings. Granite calculates AFFO as net income attributable to stapled unitholders including all adjustments used to calculate FFO and further adjusts for actual maintenance capital expenditures that are required to sustain Granite’s productive capacity, leasing costs such as leasing commissions and tenant allowances incurred and non-cash straight-line rent and tenant incentive amortization, net of non-controlling interests in such items. The Trust's determination of AFFO follows the definition prescribed by the REALPAC Guidelines. Granite considers AFFO to be a meaningful supplemental measure that can be used to determine the Trust’s ability to service debt, fund expansion capital expenditures, fund property development and provide distributions to stapled unitholders after considering costs associated with sustaining operating earnings. AFFO is also reconciled to net income, which is the most directly comparable IFRS measure (see “RESULTS OF OPERATIONS - Funds From Operations and Adjusted Funds From Operations” for the reconciliation of AFFO to net income for the periods presented). AFFO should not be construed as an alternative to net income or cash flow provided by operating activities determined in accordance with IFRS.

Net operating income - cash basis

Granite uses NOI on a cash basis, which adjusts NOI to exclude lease termination and close-out fees, and the non-cash impact from straight-line rent and tenant incentive amortization recognized during the period (see “RESULTS OF OPERATIONS - Net Operating Income” for the reconciliation of NOI - cash basis to NOI for the periods presented). NOI - cash basis is a commonly used measure by the real estate industry and Granite believes it is a useful supplementary measure of the income generated by and operating performance of income-producing properties in addition to the most comparable IFRS measure, which Granite believes is NOI. NOI - cash basis is also a key input in Granite’s determination of the fair value of its investment property portfolio.

Same property net operating income - cash basis

Same property NOI - cash basis refers to the NOI - cash basis for those properties owned by Granite throughout the entire current and prior year periods under comparison. Same property NOI - cash basis excludes properties that were acquired, disposed of, classified as properties under or held for development or assets held for sale during the periods under comparison (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of same property NOI - cash basis to NOI - cash basis and to NOI for the periods presented). Granite believes that same property NOI - cash basis is a useful supplementary measure in understanding period-over-period organic changes in NOI - cash basis from the same stock of properties owned.

Granite REIT 2023 Second Quarter Report 59

Constant currency same property NOI - cash basis

Constant currency same property NOI - cash basis is a non-GAAP measure used by management in evaluating the performance of properties owned by Granite throughout the entire current and prior year periods on a constant currency basis. It is calculated by taking same property NOI as defined above and excluding the impact of foreign currency translation by converting the same property NOI denominated in foreign currency in the respective periods at the current period average exchange rates (see “RESULTS OF OPERATIONS - Net Operating Income” for a reconciliation of constant currency same property NOI to same property NOI - cash basis for the periods presented).

Adjusted earnings before interest, income taxes, depreciation and amortization (“Adjusted EBITDA”)

Adjusted EBITDA is calculated as net income attributable to stapled unitholders before lease termination and close-out fees, interest expense, interest income, income tax expense, depreciation and amortization expense, fair value gains (losses) on investment properties and financial instruments, other expense relating to real estate transfer tax and loss on the sale of investment properties, net of non-controlling interests in such items. Adjusted EBITDA, calculated on a 12-month trailing basis (“trailing 12-month adjusted EBITDA”), represents an operating cash flow measure that Granite uses in calculating the interest coverage ratio and indebtedness ratio noted below. Adjusted EBITDA is also defined in Granite’s debt agreements and used in calculating the Trust’s debt covenants.

Adjusted EBITDA Reconciliation

For the 12-months ended June 30, 2023 and December 31, 2022	2023	2022
Net (loss) income attributable to stapled unitholders	$(147.4)	$155.8
Add (deduct):
Interest expense and other financing costs	66.4	51.0
Interest income	(3.3)	(1.6)
Income tax recovery	(84.7)	(63.7)
Depreciation and amortization	1.4	1.6
Fair value losses on investment properties, net	545.6	219.7
Fair value gains on financial instruments, net	(4.1)	(11.4)
Loss on sale of investment properties	0.6	0.7
Non-controlling interests relating to the above	0.1	—
Adjusted EBITDA	$374.6	$352.1

Available Liquidity

Available liquidity is a non-IFRS performance measure defined as the sum of cash and cash equivalents and the unused portion of the Credit Facility. Granite believes that available liquidity is a useful measure to investors in determining the Trust’s resources available as at period-end to meet its ongoing obligations and future commitments (see “LIQUIDITY AND CAPITAL RESOURCES - Liquidity”).

60 Granite REIT 2023 Second Quarter Report

Total Debt and Net Debt

Total debt is a non-IFRS performance measure calculated as the sum of all current and non-current debt, the net mark to market fair value of derivatives and lease obligations as per the consolidated financial statements. Net debt subtracts cash and cash equivalents from total debt. Granite believes that it is useful to include the derivatives and lease obligations for the purposes of monitoring the Trust’s debt levels (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

NON-IFRS RATIOS

The following non-IFRS ratios are important measures used by management in evaluating the Trust’s underlying operating performance and debt management. These non-IFRS ratios are not defined by IFRS and do not have standard meanings. The Trust’s method of calculating non-IFRS ratios may differ from other issuers’ methods and, accordingly, the Trust’s non-IFRS ratios may not be comparable with similar measures presented by other issuers.

FFO and AFFO payout ratios

The FFO and AFFO payout ratios are calculated as monthly distributions, which exclude special distributions, declared to unitholders divided by FFO and AFFO (non-IFRS performance measures), respectively, in a period. FFO payout ratio and AFFO payout ratio may exclude revenue or expenses incurred during a period that can be a source of variance between periods. The FFO payout ratio and AFFO payout ratio are supplemental measures widely used by investors in evaluating the sustainability of the Trust’s monthly distributions to stapled unitholders.

FFO and AFFO Payout Ratios

		Three Months Ended June 30,		Six Months Ended June 30,
		2023	2022	2023	2022
(in millions, except as noted)
Monthly distributions declared to unitholders	[A]	$51.0	$50.9	$102.0	$101.9

FFO	[B]	77.6	72.1	157.2	141.5

AFFO	[C]	69.5	68.2	144.6	134.1

FFO payout ratio	[A]/[B]	66%	71%	65%	72%
AFFO payout ratio	[A]/[C]	73%	75%	71%	76%

Interest coverage ratio

The interest coverage ratio is calculated on a 12-month trailing basis using Adjusted EBITDA (a non-IFRS performance measure) divided by net interest expense. Granite believes the interest coverage ratio is useful in evaluating the Trust’s ability to meet its interest expense obligations (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Granite REIT 2023 Second Quarter Report 61

Indebtedness ratio

The indebtedness ratio is calculated as total debt (a non-IFRS performance measure) divided by Adjusted EBITDA (a non-IFRS performance measure) and Granite believes it is useful in evaluating the Trust’s ability to repay outstanding debt using its operating cash flows (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Leverage and net leverage ratios

The leverage ratio is calculated as total debt (a non-IFRS performance measure) divided by the fair value of investment properties (excluding assets held for sale) while the net leverage ratio subtracts cash and cash equivalents from total debt. The leverage ratio and net leverage ratio are supplemental measures that Granite believes are useful in evaluating the Trust’s degree of financial leverage, borrowing capacity and the relative strength of its balance sheet (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

Unencumbered asset coverage ratio

The unencumbered asset coverage ratio is calculated as the carrying value of investment properties (excluding assets held for sale) that are not encumbered by secured debt divided by the carrying value of total unsecured debt and is a supplemental measure that Granite believes is useful in evaluating the Trust’s degree of asset coverage provided by its unencumbered investment properties to total unsecured debt (see “LIQUIDITY AND CAPITAL RESOURCES - Debt Structure”).

SIGNIFICANT ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust’s material accounting policies that involve the most judgment and estimates are as follows:

Judgments

Leases

The Trust’s policy for revenue recognition is described in note 2(l) of the audited combined financial statements for the year ended December 31, 2022. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms or leases where the property is a large square-footage and/or architecturally specialized. The Trust also makes judgments in determining the lease term for some lease contracts in which it is a lessee that include renewal or termination options. The assessment of whether the Trust is reasonably certain to exercise such options impacts the lease term which, in turn, significantly affects the amount of lease obligations and right-of-use assets recognized.

62 Granite REIT 2023 Second Quarter Report

Investment properties

The Trust’s policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2022. In applying this policy, judgment is used in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and United States tax purposes for the foreseeable future. However, should it at some point no longer qualify, the Trust would be subject to income tax which could materially affect future distributions to unitholders and would also be required to recognize additional current and/or deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties was determined by management using a 10-year cash flow and subsequent reversionary value discounted back to present value using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. Granite does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Granite receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of Granite’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology used during the three and six months ended June 30, 2023. The critical assumptions relating to the Trust’s estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to the “INVESTMENT PROPERTIES” section and note 4 of the unaudited condensed combined financial statements for the three and six months ended June 30, 2023 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.
Granite REIT 2023 Second Quarter Report 63

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, it is determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible but, where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite’s income tax expense, interpretation and application of the relevant tax laws and treaties and the provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management’s estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized, or the liability is settled. Any changes in management’s estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of net income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Future Accounting Policy Changes

As at June 30, 2023, there are no new accounting standards issued with a material effect but not yet applicable to the unaudited condensed combined financial statements.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the second quarter of 2023, there were no changes in the Trust’s internal controls over financial reporting that had materially affected or are reasonably likely to materially affect the internal controls over financial reporting.

RISKS AND UNCERTAINTIES

Investing in the Trust’s stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on Granite’s business, financial condition, operating results and prospects. These risks and uncertainties are discussed in Granite’s AIF filed with securities regulators in Canada and available online at www.sedarplus.ca and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2022 and remain substantially unchanged in respect of the three and six month periods ended June 30, 2023.

64 Granite REIT 2023 Second Quarter Report

QUARTERLY FINANCIAL DATA (UNAUDITED)

(in millions, except as noted)	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21
Operating highlights(3)
Revenue	$130.3	$129.6	$125.6	$111.6	$109.8	$108.6	$105.3	$98.3
NOI - cash basis(1)	$104.8	$103.9	$99.6	$93.1	$90.4	$90.8	$85.7	$83.6
Fair value (losses) gains on investment properties, net	$(13.5)	$(73.0)	$(229.9)	$(229.2)	$(251.3)	$490.6	$349.1	$432.2
Net income (loss) attributable to stapled unitholders	$62.5	$9.8	$(126.3)	$(93.3)	$(122.3)	$497.7	$341.3	$421.8
Cash provided by operating activities	$67.9	$84.0	$65.5	$78.3	$63.2	$70.5	$53.7	$79.5
FFO(1)	$77.6	$79.6	$77.2	$70.7	$72.1	$69.4	$66.8	$65.2
AFFO(1)	$69.5	$75.1	$67.0	$63.3	$68.2	$65.9	$59.2	$61.2
FFO payout ratio(2)	66%	64%	65%	71%	71%	73%	75%	76%
AFFO payout ratio(2)	73%	68%	75%	80%	75%	77%	84%	81%

Per unit amounts
Diluted FFO(1)	$1.21	$1.25	$1.20	$1.08	$1.09	$1.05	$1.02	$0.99
Diluted AFFO(1)	$1.09	$1.18	$1.05	$0.97	$1.04	$1.00	$0.90	$0.93
Monthly distributions paid	$0.80	$0.80	$0.78	$0.78	$0.78	$0.78	$0.75	$0.75
Diluted weighted average number of units	63.9	63.9	64.1	65.5	65.9	65.8	65.8	65.8

Financial highlights
Investment properties(4)	$8,833.1	$8,952.1	$8,839.6	$8,938.9	$8,533.4	$8,526.8	$7,971.2	$7,286.3
Assets held for sale	$20.5	$17.5	$41.2	$17.5	$156.2	$32.9	$64.6	$43.2
Cash and cash equivalents	$119.2	$117.2	$135.1	$274.3	$157.6	$228.5	$402.5	$779.0
Total debt(1)	$2,954.4	$2,951.5	$2,930.3	$2,852.4	$2,540.0	$2,340.4	$2,414.0	$2,449.2
Total capital expenditures incurred	$18.6	$19.6	$19.1	$21.9	$9.2	$3.4	$9.9	$14.3
Total leasing costs and tenant improvements incurred	$3.0	$1.0	$4.7	$2.4	$1.5	$2.0	$2.9	$5.8

Property metrics(4)
Number of income-producing properties	137	133	128	128	126	122	119	114
GLA, square feet	62.9	62.1	59.4	58.8	57.0	55.9	55.1	53.3
Occupancy, by GLA	96.3%	97.8%	99.6%	99.1%	97.8%	99.7%	99.7%	99.2%
Weighted average lease term, years	6.5	6.7	5.9	5.7	5.5	5.7	5.8	5.8
(1)    For definitions of Granite’s non-IFRS measures, refer to the section “NON-IFRS PERFORMANCE MEASURES”.
(2)    For definitions of Granite’s non-IFRS ratios, refer to the section “NON-IFRS RATIOS”.
(3)    The quarterly financial data reflects fluctuations in revenue, FFO, AFFO, investment properties and total debt primarily from the timing of leasing and development activities, property sales, acquisitions and foreign exchange. Investment properties also fluctuate from the effect of measuring properties at fair value under IFRS. Net income (loss) attributable to unitholders primarily fluctuates from fair value gains/losses on investment properties.
(4)     Excludes properties held for sale which are classified as assets held for sale on the condensed combined balance sheet as at the respective quarter-end.

The following table reconciles revenue, as determined in accordance with IFRS, to net operating income - cash basis for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21
Revenue	$130.3	$129.6	$125.6	$111.6	$109.8	$108.6	$105.3	$98.3
Less: Property operating costs	21.7	22.2	23.2	17.6	17.0	17.4	19.0	13.8
NOI	108.6	107.4	102.4	94.0	92.8	91.2	86.3	84.5
Add (deduct):
Straight-line rent amortization	(4.9)	(4.6)	(3.6)	(1.9)	(3.5)	(1.6)	(1.8)	(2.2)
Tenant incentive amortization	1.1	1.1	0.8	1.0	1.1	1.2	1.2	1.3
NOI - cash basis	$104.8	$103.9	$99.6	$93.1	$90.4	$90.8	$85.7	$83.6

Granite REIT 2023 Second Quarter Report 65

The following table reconciles net income (loss) attributable to stapled unitholders, as determined in accordance with IFRS, to FFO and AFFO for the periods ended as indicated. Refer to the sections “RESULTS OF OPERATIONS” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions, except as noted)	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21
Net income (loss) attributable to stapled unitholders	$62.5	$9.8	$(126.3)	$(93.3)	$(122.3)	$497.7	$341.2	$421.8
Add (deduct):
Fair value losses (gains) on investment properties, net	13.5	73.0	229.9	229.2	251.3	(490.6)	(349.1)	(432.2)
Fair value (gains) losses on financial instruments	(1.1)	0.5	(2.1)	(1.4)	(3.3)	(4.6)	(0.6)	1.3
Loss on sale of investment properties	—	0.6	—	—	0.3	0.4	0.2	—
Current income tax expense associated with the sale of investment properties	—	—	—	—	—	—	2.8	—
Deferred income tax expense (recovery)	5.4	(12.3)	(24.4)	(61.3)	(51.8)	66.5	69.9	73.4
Fair value remeasurement of the Executive Deferred Stapled Unit Plan	(0.4)	4.6	—	(1.3)	(1.4)	—	2.3	0.9
Fair value remeasurement of the Directors Deferred Stapled Unit Plan	(0.5)	1.3	0.1	(1.2)	(0.7)	—	—	—
Non-controlling interests relating to the above	(1.8)	2.1	—	—	—	—	0.1	—
FFO	$77.6	$79.6	$77.2	$70.7	$72.1	$69.4	$66.8	$65.2
Add (deduct):
Maintenance or improvement capital expenditures incurred	(2.2)	(0.1)	(2.7)	(4.3)	(0.5)	(1.1)	(6.7)	(0.8)
Leasing costs	(1.9)	(0.4)	(4.5)	(2.0)	(0.9)	(2.0)	—	(2.3)
Tenant allowances	(0.4)	(0.6)	(0.2)	(0.3)	(0.1)	—	(0.3)	—
Tenant incentive amortization	1.1	1.1	0.8	1.1	1.1	1.2	1.2	1.3
Straight-line rent amortization	(4.9)	(4.6)	(3.6)	(1.9)	(3.5)	(1.6)	(1.8)	(2.2)
Non-controlling interests relating to the above	0.2	0.1	—	—	—	—	—	—
AFFO	$69.5	$75.0	$67.0	$63.3	$68.2	$65.9	$59.2	$61.2

The following table reconciles total debt for the periods ended as indicated. Refer to the sections “Unitholders’ Equity” and “NON-IFRS PERFORMANCE MEASURES”, for further details.

(in millions)	Q2 '23	Q1 '23	Q4 '22	Q3 '22	Q2 '22	Q1 '22	Q4 '21	Q3 '21
Unsecured debt, net	$3,057.6	$2,983.8	$2,983.6	$2,995.9	$2,643.5	$2,422.3	$2,425.1	$2,424.9
Derivatives, net	(136.6)	(121.8)	(138.4)	(223.1)	(169.4)	(126.1)	(44.1)	(8.3)
Lease obligations	33.4	33.7	33.7	33.2	33.3	31.5	32.2	32.6
Total unsecured debt	2,954.4	2,895.7	2,878.9	2,806.0	2,507.4	2,327.7	2,413.2	2,449.2
Secured debt	—	55.8	51.4	46.4	32.6	12.7	0.8	—
Total debt	$2,954.4	$2,951.5	$2,930.3	$2,852.4	$2,540.0	$2,340.4	$2,414.0	$2,449.2
66 Granite REIT 2023 Second Quarter Report

FORWARD-LOOKING STATEMENTS

This MD&A may contain statements that, to the extent they are not recitations of historical fact, constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among others, statements regarding Granite’s future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as “outlook”, “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate”, “seek” and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that Granite’s expectations regarding various matters, including the following, will be realized in a timely manner, with the expected impact or at all: the effectiveness of measures intended to mitigate such impact, and Granite’s ability to deliver cash flow stability and growth and create long-term value for unitholders; Granite’s ability to implement its ESG+R program and related targets and goals; the expansion and diversification of Granite’s real estate portfolio and the reduction in Granite’s exposure to Magna and the special purpose properties; Granite’s ability to accelerate growth and to grow its net asset value and FFO and AFFO per unit; Granite’s ability to find and integrate satisfactory acquisition, joint venture and development opportunities and to strategically deploy the proceeds from recently sold properties and financing initiatives; Granite’s sale from time to time of stapled units under its ATM Program; the potential for expansion and rental growth at the property in Ajax, Ontario and the enhancement to the yield of the property from such potential expansion and rental growth; the development of a 0.4 million square foot distribution facility on the 22.0 acre site in Brantford, Ontario, and the potential yield from the project; obtaining site planning approval of a 0.7 million square foot distribution facility on the 34.0 acre site in Brantford, Ontario; the development of a 1.3 million square foot multi-phased business park on the remaining 101.0 acres of land in Houston, Texas and the potential yield from the project; the development of 12.9 acres of land in West Jefferson, Ohio and the potential yield from that project; the development of a 0.6 million square foot multi-phased business park on the remaining 36.0 acre parcel of land in Brantford, Ontario and the potential yield from that project; the development of a 0.2 million square foot modern distribution/logistics facility on the 10.1 acres of land in Brant County, Ontario and the potential yield of the project; the timing of payment of associated unpaid construction costs and holdbacks; Granite’s ability to dispose of any non-core assets on satisfactory terms; Granite’s ability to meet its target occupancy goals; Granite’s ability to secure sustainability or other certifications for any of its properties; the impact of the refinancing of the term loans on Granite’s returns and cash flow; and the amount of any distributions and distribution increase. Forward-looking statements and forward-looking information are based on information available at the time and/or management’s good faith assumptions and analyses made in light of Granite’s perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances. Forward-looking statements and forward-looking information are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite’s control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other
Granite REIT 2023 Second Quarter Report 67

laws and treaties that may adversely affect Granite REIT’s mutual fund trust status under the Income Tax Act (Canada) or the effective tax rate in other jurisdictions in which Granite operates; the risks related to Russia’s 2022 invasion of Ukraine that may adversely impact Granite’s operations and financial performance; economic, market and competitive conditions and other risks that may adversely affect Granite’s ability to expand and diversify its real estate portfolio and dispose of any non-core assets on satisfactory terms; and the risks set forth in the “Risk Factors” section in Granite’s AIF for 2022 dated March 8, 2023, filed on SEDAR+ at www.sedarplus.ca and attached as Exhibit 1 to the Trust’s Annual Report on Form 40-F for the year ended December 31, 2022 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The “Risk Factors” section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements and information were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

68 Granite REIT 2023 Second Quarter Report

Condensed Combined Financial Statements
of Granite Real Estate Investment Trust
and Granite REIT Inc.
For the three and six months ended June 30, 2023 and 2022

Condensed Combined Balance Sheets
(Canadian dollars in thousands)
(Unaudited)

		June 30,	December 31,
As at	Note	2023	2022
ASSETS

Non-current assets:
Investment properties	4	$8,833,098	$8,839,571
Acquisition deposits		—	8,487
Deferred tax assets		628	629
Fixed assets, net		3,578	4,037
Derivatives	8(c)	146,083	151,855
Other assets	6	2,800	2,181
		8,986,187	9,006,760

Current assets:
Assets held for sale	5	20,500	41,182
Loan receivable	7	—	69,186
Accounts receivable		8,169	12,176
Income taxes receivable		1,495	1,288
Prepaid expenses and other		12,407	14,681
Cash and cash equivalents	16(d)	119,164	135,081

Total assets		$9,147,922	$9,280,354

LIABILITIES AND EQUITY

Non-current liabilities:
Unsecured debt, net	8(a),8(b)	$2,657,735	$2,583,930
Derivative	8(c)	4,170	6,391
Long-term portion of lease obligations	10	32,623	32,977
Deferred tax liabilities		543,064	557,391
		3,237,592	3,180,689

Current liabilities:
Unsecured debt, net	8(b)	399,866	399,707
Derivative	8(c)	5,282	7,076
Secured debt	9	—	51,373
Deferred revenue	11	20,288	17,358
Accounts payable and accrued liabilities	11	85,602	114,775
Distributions payable	12	16,992	16,991
Short-term portion of lease obligations	10	757	746
Income taxes payable		10,908	11,292

Total liabilities		3,777,287	3,800,007

Equity:
Stapled unitholders’ equity	13	5,365,547	5,475,375
Non-controlling interests		5,088	4,972
Total equity		5,370,635	5,480,347
Total liabilities and equity		$9,147,922	$9,280,354

Commitments and contingencies (note 19)
See accompanying notes
70 Granite REIT 2023 Second Quarter Report

Condensed Combined Statements of Net Income (Loss)
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2023	2022	2023	2022

Rental revenue	14(a)	$130,331	$109,769	$259,941	$218,360
Property operating costs	14(b)	21,763	16,951	43,929	34,358
Net operating income		108,568	92,818	216,012	184,002

General and administrative expenses	14(c)	8,874	6,042	23,574	14,460
Depreciation and amortization		307	385	636	755
Interest income		(869)	(113)	(2,092)	(401)
Interest expense and other financing costs	14(d)	19,212	10,686	36,996	21,591
Foreign exchange losses (gains), net		577	(176)	502	207
Fair value losses (gains) on investment properties, net	4,5	13,503	251,278	86,547	(239,344)
Fair value gains on financial instruments, net	14(e)	(1,161)	(3,329)	(651)	(7,934)
Loss on sale of investment properties	5	—	268	605	676
Income (loss) before income taxes		68,125	(172,223)	69,895	393,992
Income tax expense (recovery)	15	7,529	(49,879)	(2,442)	18,597
Net income (loss)		$60,596	$(122,344)	$72,337	$375,395

Net income (loss) attributable to:
Stapled unitholders		$62,466	$(122,366)	$72,218	$375,371
Non-controlling interests		(1,870)	22	119	24
		$60,596	$(122,344)	$72,337	$375,395

See accompanying notes
Granite REIT 2023 Second Quarter Report 71

Condensed Combined Statements of Comprehensive (Loss) Income
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2023	2022	2023	2022

Net income (loss)		$60,596	(122,344)	$72,337	$375,395
Other comprehensive (loss) income:
Foreign currency translation adjustment(1)		(131,085)	77,068	(100,349)	(54,509)
Unrealized gain on net investment hedges, including income taxes of nil(1)	8(c)	33,779	32,237	17,104	102,144
Total other comprehensive (loss) income		(97,306)	109,305	(83,245)	47,635
Comprehensive (loss) income		$(36,710)	$(13,039)	$(10,908)	$423,030
(1) Items that may be reclassified subsequently to net income (loss) if a foreign subsidiary is disposed of or hedges are terminated or no longer assessed as effective.

Comprehensive (loss) income attributable to:
Stapled unitholders		$(34,700)	$(13,063)	$(10,840)	$423,053
Non-controlling interests		(2,010)	24	(68)	(23)
		$(36,710)	$(13,039)	$(10,908)	$423,030

See accompanying notes

72 Granite REIT 2023 Second Quarter Report

Condensed Combined Statements of Unitholders' Equity
(Canadian dollars in thousands)
(Unaudited)

Six Months Ended June 30, 2023
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1,2023	63,708	$3,347,822	$11,601	$1,702,420	$413,532	$5,475,375	$4,972	$5,480,347
Net income	—	—	—	72,218	—	72,218	119	72,337
Other comprehensive loss	—	—	—	—	(83,058)	(83,058)	(187)	(83,245)
Distributions (note 12)	—	—	—	(101,983)	—	(101,983)	(31)	(102,014)
Contributions from non-controlling interests	—	—	—	—	—	—	215	215
Units issued under the stapled unit plan (note 13(a))	36	2,995	—	—	—	2,995	—	2,995
As at June 30, 2023	63,744	$3,350,817	$11,601	$1,672,655	$330,474	$5,365,547	$5,088	$5,370,635

Six Months Ended June 30, 2022
	Number of units (000s)	Stapled units	Contributed surplus	Retained earnings	Accumulated other comprehensive income	Stapled unitholders' equity	Non- controlling interests	Equity
As at January 1, 2022	65,694	$3,444,418	$53,326	$1,748,958	$71,951	$5,318,653	$2,881	$5,321,534
Net income	—	—	—	375,371	—	375,371	24	375,395
Other comprehensive income (loss)	—	—	—	—	47,682	47,682	(47)	47,635
Distributions (note 12)	—	—	—	(101,859)	—	(101,859)	(30)	(101,889)
Contributions from non-controlling interests	—	—	—	—	—	—	2,065	2,065
Disposition of non-controlling interests	—	—	—	—	—	—	(1,412)	(1,412)
Units issued under the stapled unit plan (note 13(a))	39	3,760	—	—	—	3,760	—	3,760
Stapled units issued, net of issuance costs (note 13(c))	136	13,115	—	—	—	13,115	—	13,115
Units repurchased for cancellation (note 13(b))	(378)	(19,884)	(10,042)	—	—	(29,926)	—	(29,926)
As at June 30, 2022	65,491	3,441,409	43,284	2,022,470	119,633	5,626,796	3,481	5,630,277

See accompanying notes
Granite REIT 2023 Second Quarter Report 73

Condensed Combined Statements of Cash Flows
(Canadian dollars in thousands)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2023	2022	2023	2022
OPERATING ACTIVITIES

Net income (loss)		$60,596	$(122,344)	$72,337	$375,395
Items not involving operating cash flows	16(a)	15,513	193,363	82,109	(233,234)
Current income tax expense	15(a)	2,169	1,962	4,457	3,939
Income taxes paid		(1,973)	(2,213)	(4,834)	(3,538)
Interest expense		18,173	10,311	35,116	20,951
Interest paid		(23,789)	(16,694)	(35,159)	(23,704)
Changes in working capital balances	16(b)	(2,850)	(1,196)	(2,165)	(6,116)
Cash provided by operating activities		67,839	63,189	151,861	133,693
INVESTING ACTIVITIES

Investment properties:
Acquisitions, deposits and transactions costs, net	3	(3,581)	(227,473)	(103,251)	(392,542)
Proceeds from disposal, net	5	—	29,855	24,098	63,933
Leasing costs paid		(2,005)	(711)	(3,042)	(2,684)
Tenant allowances paid		(1,255)	—	(1,660)	(18)
Additions to income-producing properties		(25,548)	(5,179)	(49,664)	(10,921)
Additions to properties under development		(17,894)	(73,420)	(43,125)	(120,736)
Construction funds released from (in) escrow		2,370	(1,332)	4,887	(3,085)
Loan receivable repayment (advances), net	7	—	(18,270)	69,262	(29,256)
Fixed asset additions, net		(70)	(436)	(117)	(559)
Cash used in investing activities		(47,983)	(296,966)	(102,612)	(495,868)
FINANCING ACTIVITIES

Monthly distributions paid		(51,009)	(51,005)	(101,981)	(101,912)
Proceeds from unsecured credit facility draws	8(a)	90,234	213,650	90,234	213,650
Settlement of cross currency interest rate swap	8(c)	—	—	—	(6,563)
Proceeds from secured debt	9	1,248	19,743	5,634	31,833
Repayment of secured debt	9	(56,234)	—	(56,234)	—
Repayment of lease obligations	10	(188)	(197)	(371)	(414)
Financing costs paid		(55)	—	(917)	—
Distributions to non-controlling interests		(31)	(30)	(31)	(30)
Proceeds from stapled unit offerings, net of issuance costs	13(c)	—	11,605	—	13,115
Repurchase of stapled units	13(b)	—	(29,926)	—	(29,926)
Cash (used in) provided by financing activities		(16,035)	163,840	(63,666)	119,753
Effect of exchange rate changes on cash and cash equivalents		(1,842)	(915)	(1,500)	(2,491)
Net increase (decrease) in cash and cash equivalents during the period		1,979	(70,852)	(15,917)	(244,913)
Cash and cash equivalents, beginning of period		117,185	228,452	135,081	402,513
Cash and cash equivalents, end of period		$119,164	$157,600	$119,164	$157,600

See accompanying notes
74 Granite REIT 2023 Second Quarter Report

Notes to Condensed Combined Financial Statements
(All amounts in thousands of Canadian dollars unless otherwise noted)
(Unaudited)

1.	NATURE AND DESCRIPTION OF THE TRUST

Effective January 3, 2013, Granite Real Estate Inc. (“Granite Co.”) completed its conversion from a corporate structure to a stapled unit real estate investment trust (“REIT”) structure. All of the common shares of Granite Co. were exchanged, on a one-for-one basis, for stapled units, each of which consists of one unit of Granite Real Estate Investment Trust ("Granite REIT") and one common share of Granite REIT Inc. ("Granite GP"). Granite REIT is an unincorporated, open-ended, limited purpose trust established under and governed by the laws of the province of Ontario and created pursuant to a Declaration of Trust dated September 28, 2012 as subsequently amended and restated on June 9, 2022. Granite GP was incorporated on September 28, 2012 under the Business Corporations Act (British Columbia). Granite REIT, Granite GP and their subsidiaries (together "Granite" or the "Trust") are carrying on the business previously conducted by Granite Co.

The stapled units trade on the Toronto Stock Exchange and on the New York Stock Exchange. The principal office of Granite REIT is 77 King Street West, Suite 4010, P.O. Box 159, Toronto-Dominion Centre, Toronto, Ontario, M5K 1H1, Canada. The registered office of Granite GP is Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, British Columbia, V7X 1L3, Canada.

The Trust is a Canadian-based REIT engaged in the acquisition, development, ownership and management of logistics, warehouse and industrial properties in North America and Europe.

These condensed combined financial statements were approved by the Board of Trustees of Granite REIT and Board of Directors of Granite GP on August 9, 2023.

2.	MATERIAL ACCOUNTING POLICY INFORMATION

(a) Basis of Presentation and Statement of Compliance

The condensed combined financial statements for the three and six month periods ended June 30, 2023 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). These interim condensed combined financial statements do not include all the information and disclosures required in the annual financial statements, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), and should be read in conjunction with the Trust’s annual financial statements as at and for the year ended December 31, 2022.

(b) Combined Financial Statements and Basis of Consolidation

As a result of the REIT conversion described in note 1, the Trust does not have a single parent; however, each unit of Granite REIT and each share of Granite GP trade as a single stapled unit and accordingly, Granite REIT and Granite GP have identical ownership. Therefore, these financial statements have been prepared on a combined basis whereby the assets, liabilities and results of Granite GP and Granite REIT have been combined. The combined financial statements include the subsidiaries of Granite GP and Granite REIT. Subsidiaries are fully consolidated by Granite GP or Granite REIT from the date of acquisition, being the date on
Granite REIT 2023 Second Quarter Report 75

which control is obtained. The subsidiaries continue to be consolidated until the date that such control ceases. Control exists when Granite GP or Granite REIT have power, exposure or rights to variable returns and the ability to use their power over the entity to affect the amount of returns it generates.

All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated.

(c) Accounting Policies

The condensed combined financial statements have been prepared using the same accounting policies as were used for the Trust’s annual combined financial statements and the notes thereto for the year ended December 31, 2022. As a result of the adoption of the amendments to IAS 1, Presentation of Financial Statements, effective for annual periods beginning on or after January 1, 2023, there was no adjustment to the presentation or amounts recognized in the condensed combined financial statements.

(d) Future Accounting Policy Changes

As at June 30, 2023, there is no new accounting standard with a material effect issued but not yet applicable to the condensed combined financial statements.

3.	ACQUISITIONS

During the six month periods ended June 30, 2023 and 2022, Granite made the following property acquisitions:

Acquisitions During The Six Months Ended June 30, 2023
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
10144 Veterans Dr.	Avon, USA	March 30, 2023	$72,806	$128	$72,934
10207 Veterans Dr.	Avon, USA	March 30, 2023	34,089	102	34,191
			$106,895	$230	$107,125

76 Granite REIT 2023 Second Quarter Report

Acquisitions During The Six Months Ended June 30, 2022
Property	Location	Date acquired	Property purchase price	Transaction costs	Total acquisition cost

Income-producing properties:
Georg-Beatzel Straße 15	Wiesbaden, Germany	February 3, 2022	$62,033	$3,919	$65,952
Raiffeisenstraße 28-32	Korbach, Germany	February 3, 2022	60,295	3,819	64,114
In der Langen Else 4	Erfurt, Germany	February 3, 2022	17,636	1,225	18,861
10566 Gateway Pt.	Clayton, IN	April 14, 2022	121,258	98	121,356
2128 Gateway Pt.	Clayton, IN	April 14, 2022	57,886	105	57,991
102 Parkshore Dr.	Brampton, ON	May 24, 2022	20,850	696	21,546
195 Steinway Blvd.	Etobicoke, ON	May 26, 2022	17,700	1,266	18,966
			357,658	11,128	368,786
Properties under development:
905 Belle Ln.	Bolingbrook, IL	May 5, 2022	14,516	87	14,603
			$372,174	$11,215	$383,389

During the six month period ended June 30, 2023, transaction costs of $0.2 million (2022 — $11.2 million), which included legal and advisory costs (2022 — land transfer taxes, legal and advisory costs), were first capitalized to the cost of the respective properties and then subsequently expensed to net fair value losses (gains) on investment properties on the condensed combined statements of net income (loss) as a result of measuring the properties at fair value.

4.	INVESTMENT PROPERTIES

	June 30,	December 31,
As at	2023	2022

Income-producing properties	$8,694,168	$8,486,105
Properties under development	76,560	272,504
Land held for development	62,370	80,962
	$8,833,098	$8,839,571

Granite REIT 2023 Second Quarter Report 77

Changes in investment properties are shown in the following table:

	Six months ended			Year Ended
	June 30, 2023			December 31, 2022
	Income-producing properties	Properties under development	Land held for development	Income-producing properties	Properties under development	Land held for development
Balance, beginning of period	$8,486,105	$272,504	$80,962	$7,727,368	$162,817	$80,973
Maintenance or improvements	2,339	—	—	9,680	—	—
Leasing costs	2,568	1,577	—	10,153	—	—
Tenant allowances	1,495	47	—	574	—	—
Developments or expansions	35,808	33,538	1,191	43,940	228,099	2,853
Acquisitions (note 3)	107,125	—	—	471,112	14,603	6,578
Transfer to properties under development	—	32,768	(32,768)	—	17,549	(17,549)
Transfer to income-producing properties	288,979	(288,979)	—	223,040	(223,040)	—
Amortization of straight-line rent	9,559	—	—	10,591	—	—
Amortization of tenant allowances	(2,229)	—	—	(4,149)	—	—
Other changes	65	2	2	374	21	14
Fair value (losses) gains, net	(129,986)	26,505	13,382	(285,127)	56,536	6,929
Foreign currency translation, net	(107,660)	(1,402)	(399)	321,078	15,919	1,164
Classified as assets held for sale (note 5)	—	—	—	(42,529)	—	—
Balance, end of period	$8,694,168	$76,560	$62,370	$8,486,105	$272,504	$80,962

The Trust determines the fair value of an income-producing property based upon, among other things, rental income from current leases and assumptions about rental income from future leases reflecting market conditions and lease renewals at the applicable balance sheet dates, less future cash outflows in respect of such leases. Fair values were primarily determined by using a 10-year cash flow and subsequent reversionary value discounted back to present value. The fair values of properties under development are measured using a discounted cash flow model, net of costs to complete, as of the balance sheet date. The valuation metrics utilized to derive the Trust’s investment property valuations are determined by management. The Trust does not value its investment properties based on models prepared by external appraisers but uses such external appraisals as data points, alongside other external market information for management to arrive at its own conclusions on values. Management receives valuation assumptions from external appraisers such as discount rates, terminal capitalization rates and market rental rates, however, the Trust also considers its knowledge of historical renewal experiences with its tenants, its understanding of certain specialized aspects of the Trust’s portfolio and tenant profile, and its knowledge of the current condition of the properties to determine proprietary market leasing assumptions, including lease renewal probabilities, renewal rents and capital expenditures. There has been no change in the valuation methodology during the period.

Included in investment properties as at June 30, 2023 is $57.1 million (December 31, 2022 — $48.6 million) of net straight-line rent receivables arising from the recognition of rental revenue on a straight-line basis over the lease term.

Details about contractual obligations to purchase, construct and develop properties can be found in the commitments and contingencies note (note 19).
78 Granite REIT 2023 Second Quarter Report

Valuations are most sensitive to changes in discount rates and terminal capitalization rates. The key valuation metrics for income-producing properties by country are set out below:

As at	June 30, 2023(1)			December 31, 2022(1)
	Weighted average(2)	Maximum	Minimum	Weighted average(2)	Maximum	Minimum
Canada
Discount rate	6.51%	7.50%	5.50%	6.26%	7.25%	5.25%
Terminal capitalization rate	5.37%	6.50%	4.50%	5.19%	6.50%	4.25%

United States
Discount rate	6.84%	10.50%	6.00%	6.45%	10.25%	5.50%
Terminal capitalization rate	5.90%	9.25%	5.00%	5.57%	9.25%	4.75%

Germany
Discount rate	6.79%	9.50%	5.50%	6.48%	11.00%	4.90%
Terminal capitalization rate	5.80%	8.75%	4.55%	5.50%	10.00%	4.30%

Austria
Discount rate	8.68%	9.90%	8.15%	8.59%	9.90%	8.15%
Terminal capitalization rate	7.40%	8.25%	6.75%	7.32%	7.90%	6.75%

Netherlands
Discount rate	5.87%	7.45%	5.15%	5.43%	6.85%	4.75%
Terminal capitalization rate	6.20%	8.80%	5.50%	5.73%	8.50%	5.00%

Total
Discount rate	6.85%	10.50%	5.15%	6.50%	11.00%	4.75%
Terminal capitalization rate	5.95%	9.25%	4.50%	5.66%	10.00%	4.25%
(1)Excludes assets held for sale (note 5).
(2)Weighted based on income-producing property fair value.

5.	ASSETS HELD FOR SALE AND DISPOSITIONS

Assets Held for Sale

At June 30, 2023, one income-producing property located in Canada, having a fair value of $20.5 million, was classified as an asset held for sale, and is expected to be disposed within 12 months. At December 31, 2022, two income-producing properties located in Canada and the United States, having a total fair value of $41.2 million, were classified as assets held for sale.

Disposition

During the six month period ended June 30, 2023, Granite disposed of one income-producing property located in the United States. The details of the disposed property are as follows:

Property	Location	Date disposed	Sale price
4701 S. Cowan Rd.	Muncie, USA	March 15, 2023	$24,703

During the six month period ended June 30, 2022, Granite disposed of two income-producing properties and one piece of land located in Poland and the Czech Republic for gross proceeds totaling $66.0 million.
Granite REIT 2023 Second Quarter Report 79

During the three and six month periods ended June 30, 2023, Granite incurred nil (2022 — $0.3 million) and $0.6 million (2022 — $0.7 million), respectively, of broker commissions and legal and advisory costs associated with the disposals which are included in loss on sale of investment properties on the condensed combined statements of net income (loss).

The following table summarizes the fair value changes in properties classified as assets held for sale:

	Six Months Ended June 30, 2023	Year Ended December 31, 2022
Balance, beginning of period	$41,182	$64,612
Fair value gains, net	3,552	1,934
Foreign currency translation, net	469	(1,877)
Other changes	—	5
Disposals	(24,703)	(66,021)
Classified as assets held for sale	—	42,529
Balance, end of period	$20,500	$41,182

6.	OTHER ASSETS

	June 30,	December 31,
As at	2023	2022
Deferred financing costs associated with the revolving credit facility	$2,535	$1,890
Long-term receivables	265	291
	$2,800	$2,181

7.	LOAN RECEIVABLE

In conjunction with the closing of the acquisition of two industrial properties in Avon, United States, on March 30, 2023 (note 3), the loan receivable made to the developer of the properties with an outstanding balance of $76.8 million (US$56.4 million) was repaid. As at December 31, 2022, the loan balance was $69.2 million (US$51.1 million).

8.	UNSECURED DEBT AND RELATED DERIVATIVES

(a)Unsecured Revolving Credit Facility

On March 3, 2023, the Trust amended its existing unsecured revolving credit facility (the ‘‘Credit Facility’’) to extend the maturity date for a new five-year term to March 31, 2028, with a limit of $1.0 billion. The Trust also amended the benchmark rates from the London Interbank Offered Rate ("LIBOR") to the Secured Overnight Financing Rate ("SOFR"), including a fixed spread for the basis difference between LIBOR and SOFR, for US dollar denominated draws and from LIBOR to the Euro Interbank Offered Rate ("EURIBOR") for Euro denominated draws. Such amendments to the benchmark rates resulted in no economic impact to Granite’s borrowing rates. As it is anticipated that the administrator of the Canadian Dollar Offered Rate ("CDOR") will cease publication of CDOR by June 28, 2024 and the Canadian financial benchmark will be replaced by the Canadian Overnight Repo Rate Average ("CORRA"), the
80 Granite REIT 2023 Second Quarter Report

Trust's Credit Facility contains fallback provisions to transition from CDOR to CORRA for Canadian dollar denominated draws when CDOR is discontinued.

Draws on the Credit Facility are available by way of Canadian dollar, US dollar or Euro denominated loans or Canadian dollar or US dollar denominated letters of credit. The Credit Facility provides Granite the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $500.0 million with the consent of the participating lenders. As at June 30, 2023, the Trust had $90.3 million (€62.5 million) drawn from the Credit Facility, bearing interest on EUR denominated draws at EURIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP (December 31, 2022 — nil) and $2.7 million (December 31, 2022 — $3.5 million) in letters of credit issued against the Credit Facility.

(b) Unsecured Debentures and Term Loans, Net

As at		June 30, 2023		December 31, 2022
	Maturity Date	Amortized Cost(1)	Principal issued and outstanding	Amortized Cost(1)	Principal issued and outstanding
2023 Debentures	November 30, 2023	$399,866	$400,000	$399,707	$400,000
2027 Debentures	June 4, 2027	498,275	500,000	498,057	500,000
2028 Debentures	August 30, 2028	497,998	500,000	497,806	500,000
2030 Debentures	December 18, 2030	497,765	500,000	497,616	500,000
2024 Term Loan	December 19, 2024	244,688	244,885	250,088	250,351
2025 Term Loan	September 15, 2025	528,969	529,480	540,677	541,300
2026 Term Loan	December 11, 2026	299,726	300,000	299,686	300,000
		$2,967,287	$2,974,365	$2,983,637	$2,991,651
(1)The amounts outstanding are net of deferred financing costs and, in the case of the term loans, debt modification losses. The deferred financing costs and debt modification losses are amortized using the effective interest method and are included in interest expense.

	June 30,	December 31,
As at	2023	2022
Unsecured Debentures and Term Loans, Net
Non-current	$2,567,421	$2,583,930
Current	399,866	399,707
	$2,967,287	$2,983,637

2024 Term Loan

Interest on drawn amounts of the 2024 Term Loan is calculated based on LIBOR plus an applicable margin determined by reference to the external credit rating of Granite LP. As the Federal Reserve Board discontinued the publication of the US dollar LIBOR benchmark rates on June 30, 2023 and replaced it with SOFR, on April 19, 2023, Granite amended the 2024 Term Loan and 2024 Cross Currency Interest Rate Swap to update the benchmark rates in these agreements from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

2026 Term Loan

Interest on drawn amounts of the 2026 Term Loan is calculated based on CDOR plus an applicable margin determined by reference to the external credit rating of Granite LP. As a
Granite REIT 2023 Second Quarter Report 81

result of the anticipated cessation of the publication of CDOR by June 28, 2024 and the Canadian financial benchmark being replaced by CORRA, Granite intends to amend the 2026 Term Loan and 2026 Cross Currency Interest Rate Swap before the end of June 2024 to update the benchmark rates in these agreements from CDOR to CORRA without any economic impact.

(c) Derivatives

								June 30,	December 31,
As at								2023	2022
	Notional amount to be paid		Interest payment rate	Notional amount to be received		Interest receipt rate	Maturity date	Fair value assets (liabilities)	Fair value assets (liabilities)
2023 Cross Currency Interest Rate Swap	281,100	EUR	2.430%	400,000	CAD	3.873%	Nov. 30, 2023	$(5,282)	$(7,076)
2024 Cross Currency Interest Rate Swap	168,200	EUR	0.522%	185,000	USD	SOFR plus margin (3)	Dec. 19, 2024	17,710	24,891
2025 Interest Rate Swap (1)	—	—	—	—	—	—	Sept. 15, 2025	10,592	5,244
2026 Cross Currency Interest Rate Swap	205,500	EUR	1.355%	300,000	CAD	CDOR plus margin	Dec. 11, 2026	38,710	39,264
2027 Cross Currency Interest Rate Swap	370,300	USD	2.964%	500,000	CAD	3.062%	June 4, 2027	14,948	8,123
2028 Cross Currency Interest Rate Swap	119,100	USD	2.096%	150,000	CAD	2.194%	Aug. 30, 2028	(4,170)	(6,391)
2028 Cross Currency Interest Rate Swap (2)	242,100	EUR	0.536%	350,000	CAD	2.194%	Aug. 30, 2028	15,187	19,450
2030 Cross Currency Interest Rate Swap	319,400	EUR	1.045%	500,000	CAD	2.378%	Dec. 18, 2030	48,936	54,883
								$136,631	$138,388
(1)On September 15, 2022, Granite LP entered into a float to fixed interest rate swap (the “2025 Interest Rate Swap”) to exchange the floating SOFR portion of the interest payments of the 2025 Term Loan for fixed interest payments resulting in an all-in fixed interest rate of 5.016%.
(2)On February 3, 2022, Granite terminated $350.0 million of a total $500.0 million principal of the 2028 Cross Currency Interest Rate Swap and simultaneously entered into a new $350.0 million cross-currency interest rate swap maturing August 30, 2028, to exchange the Canadian dollar denominated principal and interest payments of the 2028 Debentures for Euro denominated payments at a fixed interest rate of 0.536%. Upon termination, Granite paid $6.6 million to settle the mark-to-market liability relating to the $350.0 million principal portion of the 2028 Cross Currency Interest Rate Swap.
(3)On April 19, 2023, Granite amended the 2024 Cross Currency Interest Rate Swap to update the benchmark rate in the agreement from LIBOR to SOFR, including a fixed spread for the basis difference between LIBOR and SOFR, without any economic impact or change to Granite's risk management strategy.

	June 30,	December 31,
	2023	2022
Financial assets at fair value
Non-current	$146,083	$151,855
Current	—	—
	$146,083	$151,855

Financial liabilities at fair value
Non-current	$4,170	$6,391
Current	5,282	7,076
	$9,452	$13,467

82 Granite REIT 2023 Second Quarter Report

For the three and six month periods ended June 30, 2023, the cross currency interest rate swaps, the EUR denominated draws under the Credit Facility, and the combination of the 2025 Term Loan and 2025 Interest Rate Swap are designated as net investment hedges of the Trust’s investments in foreign operations. The effectiveness of the hedges is assessed quarterly. Gains and losses associated with the effective portion of the hedges are recognized in other comprehensive (loss) income. For the three and six month periods ended June 30, 2023, the Trust has assessed the net investment hedge associated with each cross currency interest rate swap, the EUR denominated draws under the Credit Facility, and the combination of the 2025 Term Loan and 2025 Interest Rate Swap, except for a portion of the 2024 Cross Currency Interest Rate Swap and a portion of the combination of the 2025 Term Loan and 2025 Interest Rate Swap, to be effective.

For the three and six month periods ended June 30, 2023, a net fair value loss of $0.3 million and $2.0 million has been recognized in fair value gains on financial instruments, net (note 14(e)), respectively, in the condensed combined statements of net income (loss), due to ineffectiveness relating to the interest rate portion of certain hedging relationships described above.

The Trust has elected to record the differences resulting from the interest rates associated with the derivatives in the condensed combined statements of net income (loss).

9.	SECURED DEBT

On December 17, 2021, Granite entered into a secured construction loan relating to a development project in Texas, United States, which was substantially completed in January 2023. The loan had a maximum draw amount of $59.9 million (US$44.3 million) and was secured by the property under construction and related land. On June 9, 2023, the loan with an outstanding balance of $56.2 million (US$42.1 million) was repaid with proceeds from the Credit Facility. As at December 31, 2022, the loan balance was $51.4 million (US$38.0 million).

10.	LEASE OBLIGATIONS

As at June 30, 2023, the Trust had leases for the use of office space, office and other equipment, and ground leases for the land upon which four income-producing properties in Europe and Canada are situated. The Trust recognized these leases as right-of-use assets and recorded related lease liability obligations.

The present value of future minimum lease payments relating to the right-of-use assets as at June 30, 2023 in aggregate for the next five years and thereafter are as follows:

Remainder of 2023	$440
2024	752
2025	751
2026	750
2027	463
2028 and thereafter	30,224
$33,380

During the three and six month periods ended June 30, 2023, the Trust recognized $0.4 million (2022 — $0.4 million) and $0.8 million (2022 — $0.8 million) of interest expense,
Granite REIT 2023 Second Quarter Report 83

respectively, related to lease obligations (note 14(d)).

11.	CURRENT LIABILITIES

Deferred Revenue

Deferred revenue relates to prepaid and unearned revenue received from tenants and fluctuates with the timing of rental receipts.
Accounts Payable and Accrued Liabilities

	June 30,	December 31,
As at	2023	2022

Accounts payable	$1,997	$11,204
Commodity tax payable	6,550	6,087
Tenant security deposits	6,902	7,257
Employee unit-based compensation	7,149	5,994
Trustee/director unit-based compensation	8,547	6,932
Accrued salaries, incentives and benefits	3,784	6,826
Accrued interest payable	10,584	9,974
Accrued construction costs	14,904	36,659
Accrued professional fees	1,648	1,445
Acquisition related liabilities	415	5,042
Accrued property operating costs	16,202	8,750
Other tenant related liabilities	5,409	5,104
Other accrued liabilities	1,511	3,501
	$85,602	$114,775

12.	DISTRIBUTIONS TO STAPLED UNITHOLDERS

Total distributions declared to stapled unitholders in the three month period ended June 30, 2023 were $51.0 million (2022 — $50.9 million) or 80.0 cents per stapled unit (2022 — 77.5 cents per stapled unit). Total distributions declared to stapled unitholders in the six month period ended June 30, 2023 were $102.0 million (2022 — $101.9 million) or $1.60 per stapled unit (2022 — $1.55 per stapled unit).

Distributions payable at June 30, 2023 of $17.0 million (26.7 cents per stapled unit), representing the June 2023 monthly distribution, were paid on July 14, 2023. Distributions payable at December 31, 2022 of $17.0 million were paid on January 17, 2023 and represented the December 2022 monthly distribution.

Subsequent to June 30, 2023, the distributions declared in July 2023 in the amount of $17.0 million or 26.7 cents per stapled unit will be paid on August 15, 2023.

84 Granite REIT 2023 Second Quarter Report

13.	STAPLED UNITHOLDERS' EQUITY

(a)Unit-Based Compensation

Incentive Stock Option Plan

The Incentive Stock Option Plan allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. As at June 30, 2023 and December 31, 2022, there were no options outstanding under this plan.

Director/Trustee Deferred Share Unit Plan

The Trust has two Non-Employee Director Share-Based Compensation Plans (the “DSPs”) which provide for a deferral of up to 100% of each non-employee director’s total annual remuneration, at specified levels elected by each director. A reconciliation of the changes in the notional deferred share units ("DSUs") outstanding is presented below:

	2023		2022
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
DSUs outstanding, January 1	101	$64.58	85	$58.50
New grants and distributions	11	71.18	7	99.98
DSUs outstanding, June 30	112	$65.22	92	$61.85

Executive Deferred Stapled Unit Plan

The Executive Stapled Unit Plan (the “Restricted Stapled Unit Plan”) of the Trust provides for the issuance of Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”) and is designed to provide equity-based compensation in the form of stapled units to executives and other employees (the “Participants”). A reconciliation of the changes in notional stapled units outstanding under the Restricted Stapled Unit Plan is presented below:

	2023		2022
	Number (000s)	Weighted Average Grant Date Fair Value	Number (000s)	Weighted Average Grant Date Fair Value
RSUs and PSUs outstanding, January 1	123	$87.18	128	$67.19
New grants and distributions(1)	78	71.76	54	102.60
Forfeited	(1)	80.24	—	88.02
PSUs added by performance factor	27	83.37	27	96.22
Settled in cash	(38)	77.76	(42)	68.03
Settled in stapled units	(36)	77.76	(39)	68.03
RSUs and PSUs outstanding, June 30(2)	153	$83.28	128	$87.59
(1)Includes 40.1 RSUs and 34.4 PSUs granted during the six month period ended June 30, 2023 (2022 — 29.6 RSUs and 22.0 PSUs).
(2)Total restricted stapled units outstanding at June 30, 2023 include a total of 67.7 RSUs and 85.5 PSUs granted (2022 — 53.5 RSUs and 74.7 PSUs).

The fair value of the outstanding RSUs was $3.2 million at June 30, 2023 and is based on the market price of the Trust’s stapled unit. The fair value is adjusted for changes in the market
Granite REIT 2023 Second Quarter Report 85

price of the Trust’s stapled unit and recorded as a liability in the employee unit-based compensation payables (note 11).

The fair value of the outstanding PSUs was $3.9 million at June 30, 2023 and is recorded as a liability in the employee unit-based compensation payables (note 11). The fair value is calculated using the Monte-Carlo simulation model based on the assumptions below as well as a market adjustment factor based on the total unitholder return of the Trust's stapled units relative to the S&P/TSX Capped REIT Index.

Grant date	January 1, 2023, January 1, 2022 and January 1, 2021
PSUs outstanding	85,518
Weighted average term to expiry	1.6 years
Average volatility rate	21.5%
Weighted average risk free interest rate	4.4%

The Trust's unit-based compensation expense (recovery) recognized in general and administrative expenses was:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

DSUs for trustees/directors(1)	$(74)	$(1,263)	$1,612	$(1,659)
Restricted Stapled Unit Plan for executives and employees	856	(264)	6,469	1,366
Unit-based compensation expense (recovery)	$782	$(1,527)	$8,081	$(293)

Fair value remeasurement (recovery) expense included in the above:
DSUs for trustees/directors	$(456)	$(1,640)	$853	$(2,407)
Restricted Stapled Unit Plan for executives and employees	(409)	(1,361)	4,158	(1,373)
Total fair value remeasurement (recovery) expense	$(865)	$(3,001)	$5,011	$(3,780)
(1)In respect of fees mandated and elected to be taken as DSUs.

(b)Normal Course Issuer Bid
On May 19, 2023, Granite announced the acceptance by the Toronto Stock Exchange ("TSX") of Granite’s Notice of Intention to Make a Normal Course Issuer Bid (“NCIB”). Pursuant to the NCIB, Granite proposes to purchase through the facilities of the TSX and any alternative trading system in Canada, from time to time and if considered advisable, up to an aggregate of 6,349,296 of Granite’s issued and outstanding stapled units. The NCIB commenced on May 24, 2023 and will conclude on the earlier of the date on which purchases under the bid have been completed and May 23, 2024. Pursuant to the policies of the TSX, daily purchases made by Granite through the TSX may not exceed 30,468 stapled units, subject to certain exceptions. Granite has entered into an automatic securities purchase plan with a broker in order to facilitate repurchases of the stapled units under the NCIB during specified blackout periods. Pursuant to a previous notice of intention to conduct a NCIB, Granite received approval from the TSX to purchase stapled units for the period May 24, 2022 to May 23, 2023.
86 Granite REIT 2023 Second Quarter Report

During the six month period ended June 30, 2023, there were no stapled unit repurchases under the NCIB. During the six month period ended June 30, 2022, Granite repurchased 378,400 stapled units at an average stapled unit cost of $79.08 for total consideration of $29.9 million, excluding commissions. The difference between the repurchase price and the average cost of the stapled units of $10.0 million was recorded to contributed surplus.

(c)At-The-Market Equity Distribution Program

On November 3, 2021, Granite filed a prospectus supplement to the base shelf prospectus of Granite REIT and Granite GP establishing an at-the-market equity distribution program (the “ATM Program”), in each of the provinces and territories of Canada, that allows it to issue and sell, at its discretion, up to $250.0 million of stapled units to the public, from time to time. Stapled units sold under the ATM Program will be sold at the prevailing market prices at the time of sale when issued, directly through the facilities of the Toronto Stock Exchange or any other recognized marketplace upon which the stapled units are listed or quoted or where the stapled units are traded in Canada.

During the six month period ended June 30, 2023, there were no stapled units issued under the ATM Program. During the six month period ended June 30, 2022, Granite issued 136,100 stapled units under the ATM Program at an average stapled unit price of $98.77 for gross proceeds of $13.4 million, and incurred issuance costs of $0.3 million, for net proceeds of $13.1 million. The issuance costs were recorded as a reduction to stapled unitholders’ equity.

(d)Accumulated Other Comprehensive Income

Accumulated other comprehensive income consists of the following:

As at June 30,	2023	2022
Foreign currency translation gains (losses) on investments in subsidiaries, net of related hedging activities and non-controlling interests(1)	$241,689	$(7,226)
Fair value gains on derivatives designated as net investment hedges	88,785	126,859
	$330,474	$119,633
(1)Includes foreign currency translation gains and losses from non-derivative financial instruments designated as net investment hedges.

14.	RENTAL REVENUE, RECOVERIES, COSTS AND EXPENSES

(a) Rental revenue consists of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Base rent	$105,873	$90,700	$210,163	$181,875
Straight-line rent amortization	4,945	3,493	9,559	5,038
Tenant incentive amortization	(1,111)	(1,104)	(2,229)	(2,258)
Property tax recoveries	14,244	10,971	27,706	21,592
Property insurance recoveries	1,540	1,352	3,152	2,472
Operating cost recoveries	4,840	4,357	11,590	9,641
	$130,331	$109,769	$259,941	$218,360
Granite REIT 2023 Second Quarter Report 87

(b) Property operating costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Non-recoverable from tenants:
Property taxes and utilities	$335	$207	$678	$395
Property insurance	175	195	354	360
Repairs and maintenance	136	78	227	168
Property management fees	79	119	158	180
Other	37	214	122	424
	$762	$813	$1,539	$1,527
Recoverable from tenants:
Property taxes and utilities	$15,928	$11,944	$30,737	$23,580
Property insurance	1,927	1,324	3,613	2,577
Repairs and maintenance	1,463	2,036	4,840	4,937
Property management fees	1,306	831	2,486	1,696
Other	377	3	714	41
	$21,001	$16,138	$42,390	$32,831
Property operating costs	$21,763	$16,951	$43,929	$34,358

(c) General and administrative expenses consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Salaries, incentives and benefits	$4,536	$4,268	$8,980	$8,972
Audit, legal and consulting	1,105	910	2,298	1,867
Trustee/director fees including distributions, revaluations and expenses(1)	58	(1,205)	1,848	(1,550)
RSU and PSU compensation expense (recovery) including distributions and revaluations(1)	856	(264)	6,469	1,366
Other public entity costs	790	1,006	1,270	1,483
Office rents including property taxes and common area maintenance costs	131	139	290	242
Capital tax	212	193	405	383
Information technology costs	640	545	1,271	1,058
Other	640	704	1,045	1,162
	$8,968	$6,296	$23,876	$14,983
Less: capitalized general and administrative expenses	(94)	(254)	(302)	(523)
	$8,874	$6,042	$23,574	$14,460
(1)For fair value remeasurement expense (recovery) amounts see note 13(a).

88 Granite REIT 2023 Second Quarter Report

(d) Interest expense and other financing costs consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Interest and amortized issuance costs relating to debentures and term loans	$17,004	$9,497	$33,927	$19,743
Amortization of deferred financing costs and other interest expense and charges	1,918	1,545	3,415	2,446
Interest expense related to lease obligations (note 10)	399	383	798	765
	$19,321	$11,425	$38,140	$22,954
Less: capitalized interest	(109)	(739)	(1,144)	(1,363)
	$19,212	$10,686	$36,996	$21,591

(e) Fair value (gains) losses on financial instruments, net, consist of:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Foreign exchange collar contracts, net (note 17(a))	$(1,492)	$(255)	$(2,621)	$(255)
Derivatives, net (note 8(c))	331	(3,074)	1,970	(7,679)
	$(1,161)	$(3,329)	$(651)	$(7,934)

For the three and six month periods ended June 30, 2023, the net fair value gains on financial instruments of $1.2 million and $0.7 million, respectively, are comprised of the net fair value gains on foreign exchange collar contracts of $1.5 million and $2.6 million, respectively, and net fair value losses on the derivatives of $0.3 million and $2.0 million, respectively, which are associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap and the combination of the 2025 Term Loan and 2025 Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value is recognized in fair value gains on financial instruments, net, in the condensed combined statements of net income (loss).

For the three and six month periods ended June 30, 2022, the net fair value gains on financial instruments of $3.3 million and $7.9 million, respectively, were comprised of the net fair value gains on foreign exchange collar contracts of $0.3 million, and net fair value gains on the derivatives of $3.1 million and $7.7 million, respectively, which were associated with the fair value movements of the 2024 Cross Currency Interest Rate Swap. The Trust partially employed or did not employ hedge accounting for the derivatives and foreign exchange collars, therefore the change in fair value was recognized in fair value gains on financial instruments, net, in the condensed combined statements of net income (loss).

Granite REIT 2023 Second Quarter Report 89

15.	INCOME TAXES

(a)The major components of the income tax expense (recovery) are:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Current income tax expense	$2,169	$1,962	$4,457	$3,939
Deferred income tax expense (recovery)	5,360	(51,841)	(6,899)	14,658
Income tax expense (recovery)	$7,529	$(49,879)	$(2,442)	$18,597

(b)    The effective income tax rate reported in the condensed combined statements of net income (loss) varies from the Canadian statutory rate for the following reasons:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Income (loss) before income taxes	$68,125	$(172,223)	$69,895	$393,992
Expected income taxes at the Canadian statutory tax rate of 26.5% (2022 - 26.5%)	$18,053	$(45,639)	$18,522	$104,408
Income distributed and taxable to unitholders	(9,842)	(5,068)	(26,990)	(67,606)
Net foreign rate differentials	(1,182)	3,046	(1,041)	(2,184)
Net change in provisions for uncertain tax positions	440	359	1,016	741
Net permanent differences	(158)	187	237	279
Net effect of change in tax rates	—	(22)	—	(11,234)
Non-recognition of deferred tax assets	279	—	5,793	—
Withholding taxes and other	(61)	(2,742)	21	(5,807)
Income tax expense (recovery)	$7,529	$(49,879)	$(2,442)	$18,597

90 Granite REIT 2023 Second Quarter Report

16.	DETAILS OF CASH FLOWS

(a)Items not involving operating cash flows are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Straight-line rent amortization	$(4,945)	$(3,493)	$(9,559)	$(5,038)
Tenant incentive amortization	1,111	1,104	2,229	2,258
Unit-based compensation expense (recovery) (note 13(a))	782	(1,527)	8,081	(293)
Fair value losses (gains) on investment properties, net	13,503	251,278	86,547	(239,344)
Depreciation and amortization	307	385	636	755
Fair value gains on financial instruments, net (note 14(e))	(1,161)	(3,329)	(651)	(7,934)
Loss on sale of investment properties	—	268	605	676
Amortization of issuance costs relating to debentures and term loans	469	415	936	823
Amortization of deferred financing costs	131	146	272	291
Deferred income tax expense (recovery) (note 15(a))	5,360	(51,841)	(6,899)	14,658
Other	(44)	(43)	(88)	(86)
	$15,513	$193,363	$82,109	$(233,234)

(b)Changes in working capital balances are shown in the following table:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
Accounts receivable	$5,341	$486	$3,897	$(1,944)
Prepaid expenses and other	(115)	2,330	(2,541)	112
Accounts payable and accrued liabilities	(8,496)	(3,046)	(6,695)	(9,546)
Deferred revenue	420	(966)	3,174	5,262
	$(2,850)	$(1,196)	$(2,165)	$(6,116)

(c)Non-cash investing and financing activities

For the six month period ended June 30, 2023, 36 thousand stapled units (2022 — 39 thousand stapled units) with a value of $3.0 million (2022 — $3.8 million) were issued under the Restricted Stapled Unit Plan (note 13(a)) and are not recorded in the condensed combined statements of cash flows.

In addition, for the six month period ended June 30, 2023, the total impact from the foreign currency translations on the secured debt, unsecured debt and related derivatives of $18.0 million loss (2022 — $4.0 million gain) is not recorded in the condensed combined statements of cash flows.
Granite REIT 2023 Second Quarter Report 91

(d)Cash and cash equivalents consist of:

	June 30,	December 31,
As at	2023	2022
Cash	$119,064	$127,091
Short-term deposits	100	7,990
	$119,164	$135,081

17.	FAIR VALUE AND RISK MANAGEMENT

(a)Fair Value of Financial Instruments

The following table provides the measurement basis of financial assets and liabilities as at June 30, 2023 and December 31, 2022:

As at	June 30, 2023			December 31, 2022
	Carrying Value		Fair Value	Carrying Value		Fair Value
Financial assets
Other assets	$265	(1)	$265	$291	(1)	$291
Derivatives	146,083		146,083	151,855		151,855
Loan receivable	—		—	69,186		69,186
Accounts receivable	8,169		8,169	12,176		12,176
Prepaid expenses and other	195	(2)	195	—		—
Cash and cash equivalents	119,164		119,164	135,081		135,081
	$273,876		$273,876	$368,589		$368,589

Financial liabilities
Unsecured debentures, net	$1,893,904	(3)	$1,690,530	$1,893,186	(3)	$1,672,290
Unsecured term loans, net	1,073,383		1,073,383	1,090,451		1,090,451
Unsecured credit facility	90,314		90,314	—		—
Secured debt	—		—	51,373		51,373
Derivatives	9,452	(4)	9,452	13,467	(4)	13,467
Accounts payable and accrued liabilities	85,602		85,602	114,775	(5)	114,775
Distributions payable	16,992		16,992	16,991		16,991
	$3,169,647		$2,966,273	$3,180,243		$2,959,347
(1)    Long-term receivables included in other assets (note 6).
(2)    As at June 30, 2023, foreign exchange collars of $0.2 million included in prepaid expenses and other.
(3)    Balance includes current and non-current portions (note 8(b)).
(4)    Balance includes current and non-current portions (note 8(c)).
(5)    As at December 31, 2022, foreign exchange collars of $2.4 million included in accounts payable and accrued liabilities.
The fair values of the Trust’s loan receivable, accounts receivable, cash and cash equivalents, accounts payable and accrued liabilities and distributions payable approximate their carrying amounts due to the relatively short periods to maturity of these financial instruments. The fair value of the long-term receivable included in other assets approximates its carrying amount as the receivable bears interest at rates comparable to current market rates. The fair values of the
92 Granite REIT 2023 Second Quarter Report

unsecured debentures are determined using quoted market prices. The fair values of the secured debt, unsecured credit facility and term loans approximate their carrying amounts as the secured debt, unsecured credit facility and term loans bear interest at rates comparable to the current market rates. The fair values of the derivatives and foreign exchange collars are determined using market inputs quoted by their counterparties.

The Trust periodically purchases foreign exchange collars to hedge specific anticipated foreign currency transactions and to mitigate its foreign exchange exposure on its net cash flows. At June 30, 2023, the Trust held 9 outstanding foreign exchange collar contracts (December 31, 2022 — 12) with a notional value of US$54.0 million (December 31, 2022 — US$72.0 million) and contracts the Trust to sell US dollars and receive Canadian dollars if specific US dollar exchange rates relative to the Canadian dollar are met. At June 30, 2023, the Trust also held 15 outstanding foreign exchange collar contracts (December 31, 2022 — 18) with a notional value of €30.0 million (December 31, 2022 — €24.0 million) and contracts the Trust to sell Euros and receive Canadian dollars if specific Euro exchange rates relative to the Canadian dollar are met. For the three and six month periods ended June 30, 2023, the Trust recorded net fair value gains of $1.5 million (2022 — $0.3 million) and $2.6 million (2022 — $0.3 million), respectively, related to the outstanding foreign exchange collar contracts (note 14(e)). The Trust did not employ hedge accounting for these financial instruments.

(b)Fair Value Hierarchy

Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. IFRS establishes a fair value hierarchy which is summarized below:

Level 1:    Fair value determined using quoted prices in active markets for identical assets or liabilities.

Level 2:    Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

Level 3:    Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows or similar techniques.

The following tables represent information related to the Trust’s assets and liabilities measured or disclosed at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall.

Granite REIT 2023 Second Quarter Report 93

As at June 30, 2023	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$8,833,098
Assets held for sale (note 5)	—	—	20,500
Derivatives (note 8)	—	146,083	—
Foreign exchange collars included in prepaid expenses and other	—	195	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,690,530	—	—
Unsecured term loans, net (note 8)	—	1,073,383	—
Unsecured credit facility (note 8)	—	90,314	—
Derivatives (note 8)	—	9,452	—
Net (liabilities) assets measured or disclosed at fair value	$(1,690,530)	$(1,026,871)	$8,853,598

As at December 31, 2022	Level 1	Level 2	Level 3
ASSETS AND LIABILITIES MEASURED OR DISCLOSED AT FAIR VALUE
Assets measured at fair value
Investment properties (note 4)	$—	$—	$8,839,571
Assets held for sale (note 5)	—	—	41,182
Derivatives (note 8)	—	151,855	—
Loan receivable (note 7)	—	69,186	—

Liabilities measured or disclosed at fair value
Unsecured debentures, net (note 8)	1,672,290	—	—
Unsecured term loans, net (note 8)	—	1,090,451	—
Secured debt (note 9)	—	51,373	—
Foreign exchange collars included in accounts payable and accrued liabilities	—	2,426	—
Derivatives (note 8)	—	13,467	—
Net (liabilities) assets measured or disclosed at fair value	$(1,672,290)	$(936,676)	$8,880,753

For assets and liabilities that are measured at fair value on a recurring basis, the Trust determines whether transfers between the levels of the fair value hierarchy have occurred by reassessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. For the three and six month periods ended June 30, 2023 and the year ended December 31, 2022, there were no transfers between the levels.

94 Granite REIT 2023 Second Quarter Report

(c)Risk Management

Foreign exchange risk

As at June 30, 2023, the Trust is exposed to foreign exchange risk primarily in respect of movements in the Euro and the US dollar. The Trust is structured such that its foreign operations are primarily conducted by entities with a functional currency which is the same as the economic environment in which the operations take place. As a result, the net income impact of currency risk associated with financial instruments is limited as its financial assets and liabilities are generally denominated in the functional currency of the subsidiary that holds the financial instrument. However, the Trust is exposed to foreign currency risk on its net investment in its foreign currency denominated operations and certain Trust level foreign currency denominated assets and liabilities. At June 30, 2023, the Trust’s foreign currency denominated net assets are $6.3 billion primarily in US dollars and Euros. A 1% change in the US dollar and Euro exchange rates relative to the Canadian dollar would result in a gain or loss of approximately $43.5 million and $20.0 million, respectively, to comprehensive (loss) income.

Granite REIT 2023 Second Quarter Report 95

18.	COMBINED FINANCIAL INFORMATION

The condensed combined financial statements include the financial position and results of operations and cash flows of each of Granite REIT and Granite GP. Below is a summary of the financial information for each entity along with the elimination entries and other adjustments that aggregate to the condensed combined financial statements:

Balance Sheet	As at June 30, 2023

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$8,833,098	—	—	$8,833,098
Investment in Granite LP(1)	—	41	(41)	—
Other non-current assets	153,089	—	—	153,089
	8,986,187	41	(41)	8,986,187
Current assets:
Assets held for sale	20,500	—	—	20,500
Other current assets	22,071	—	—	22,071
Intercompany receivable(2)	—	15,749	(15,749)	—
Cash and cash equivalents	119,079	85	—	119,164
Total assets	$9,147,837	15,875	(15,790)	$9,147,922

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,657,735	—	—	$2,657,735
Other non-current liabilities	579,857	—	—	579,857
	3,237,592	—	—	3,237,592
Current liabilities:
Unsecured debt, net	399,866	—	—	399,866
Intercompany payable(2)	15,749	—	(15,749)	—
Other current liabilities	123,995	15,834	—	139,829
Total liabilities	3,777,202	15,834	(15,749)	3,777,287

Equity:
Stapled unitholders’ equity	5,365,506	41	—	5,365,547
Non-controlling interests	5,129	—	(41)	5,088
Total liabilities and equity	$9,147,837	15,875	(15,790)	$9,147,922
(1)    Granite REIT Holdings Limited Partnership ("Granite LP") is 100% owned by Granite REIT and Granite GP.
(2)    Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
96 Granite REIT 2023 Second Quarter Report

Balance Sheet	As at December 31, 2022

	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
ASSETS
Non-current assets:
Investment properties	$8,839,571	—	—	$8,839,571
Investment in Granite LP(1)	—	40	(40)	—
Other non-current assets	167,189	—	—	167,189
	9,006,760	40	(40)	9,006,760
Current assets:
Assets held for sale	41,182	—	—	41,182
Other current assets	97,310	21	—	97,331
Intercompany receivable(2)	—	15,594	(15,594)	—
Cash and cash equivalents	135,020	61	—	135,081
Total assets	$9,280,272	15,716	(15,634)	$9,280,354

LIABILITIES AND EQUITY
Non-current liabilities:
Unsecured debt, net	$2,583,930	—	—	$2,583,930
Other non-current liabilities	596,759	—	—	596,759
	3,180,689	—	—	3,180,689
Current liabilities:
Unsecured debt, net	399,707	—	—	399,707
Intercompany payable(2)	15,594	—	(15,594)	—
Other current liabilities	203,935	15,676	—	219,611
Total liabilities	3,799,925	15,676	(15,594)	3,800,007

Equity:
Stapled unitholders’ equity	5,475,335	40	—	5,475,375
Non-controlling interests	5,012	—	(40)	4,972
Total liabilities and equity	$9,280,272	15,716	(15,634)	$9,280,354
(1)    Granite LP is 100% owned by Granite REIT and Granite GP.
(2)    Represents employee and trustee/director compensation related amounts which will be reimbursed by Granite LP.
Granite REIT 2023 Second Quarter Report 97

Income Statement	Three Months Ended June 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$130,331	—	—	$130,331

General and administrative expenses	8,874	—	—	8,874
Interest expense and other financing costs	19,212	—	—	19,212
Other costs and expenses, net	21,778	—	—	21,778
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	13,503	—	—	13,503
Fair value gains on financial instruments, net	(1,161)	—	—	(1,161)
Income before income taxes	68,125	1	(1)	68,125
Income tax expense	7,529	—	—	7,529
Net income	60,596	1	(1)	60,596
Add net loss attributable to non-controlling interests	(1,869)	—	(1)	(1,870)
Net income attributable to stapled unitholders	$62,465	1	—	$62,466

Income Statement	Three Months Ended June 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$109,769	—	—	$109,769

General and administrative expenses	6,042	—	—	6,042
Interest expense and other financing costs	10,686	—	—	10,686
Other costs and expenses, net	17,047	—	—	17,047
Share of loss (income) of Granite LP	—	1	(1)	—
Fair value losses on investment properties, net	251,278	—	—	251,278
Fair value gains on financial instruments, net	(3,329)	—	—	(3,329)
Loss on sale of investment properties	268	—	—	268
Loss before income taxes	(172,223)	(1)	1	(172,223)
Income tax recovery	(49,879)	—	—	(49,879)
Net loss	(122,344)	(1)	1	(122,344)
Less net income attributable to non-controlling interests	21	—	1	22
Net loss attributable to stapled unitholders	$(122,365)	(1)	—	$(122,366)
98 Granite REIT 2023 Second Quarter Report

Income Statement	Six Months Ended June 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$259,941	—	—	$259,941
General and administrative expenses	23,574	—	—	23,574
Interest expense and other financing costs	36,996	—	—	36,996
Other costs and expenses, net	42,975	—	—	42,975
Share of (income) loss of Granite LP	—	(1)	1	—
Fair value losses on investment properties, net	86,547	—	—	86,547
Fair value gains on financial instruments, net	(651)	—	—	(651)
Loss on sale of investment properties	605	—	—	605
Income before income taxes	69,895	1	(1)	69,895
Income tax recovery	(2,442)	—	—	(2,442)
Net income	72,337	1	(1)	72,337
Less net income attributable to non-controlling interests	120	—	(1)	119
Net income attributable to stapled unitholders	$72,217	1	—	$72,218

Income Statement	Six Months Ended June 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
Revenue	$218,360	—	—	$218,360
General and administrative expenses	14,460	—	—	14,460
Interest expense and other financing costs	21,591	—	—	21,591
Other costs and expenses, net	34,919	—	—	34,919
Share of (income) loss of Granite LP	—	(4)	4	—
Fair value gains on investment properties, net	(239,344)	—	—	(239,344)
Fair value gains on financial instruments, net	(7,934)	—	—	(7,934)
Loss on sale of investment properties	676	—	—	676
Income before income taxes	393,992	4	(4)	393,992
Income tax expense	18,597	—	—	18,597
Net income	375,395	4	(4)	375,395
Less net income attributable to non-controlling interests	28	—	(4)	24
Net income attributable to stapled unitholders	$375,367	4	—	$375,371

Granite REIT 2023 Second Quarter Report 99

Statement of Cash Flows	Three Months Ended June 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$60,596	1	(1)	$60,596
Items not involving operating cash flows	15,513	(1)	1	15,513
Changes in working capital balances	(2,711)	(139)	—	(2,850)
Other operating activities	(5,420)	—	—	(5,420)
Cash provided by (used in) operating activities	67,978	(139)	—	67,839
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(3,581)	—	—	(3,581)
Proceeds from disposal, net	—	—	—	—
Additions to income-producing properties	(25,548)	—	—	(25,548)
Additions to properties under development	(17,894)	—	—	(17,894)
Construction funds released from escrow	2,370	—	—	2,370
Other investing activities	(3,330)	—	—	(3,330)
Cash used in investing activities	(47,983)	—	—	(47,983)
FINANCING ACTIVITIES
Distributions paid	(51,009)	—	—	(51,009)
Other financing activities	34,974	—	—	34,974
Cash used in financing activities	(16,035)	—	—	(16,035)
Effect of exchange rate changes	(1,842)	—	—	(1,842)
Net increase (decrease) in cash and cash equivalents during the period	$2,118	(139)	—	$1,979

100 Granite REIT 2023 Second Quarter Report

Statement of Cash Flows	Three Months Ended June 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net loss	($122,344)	(1)	1	($122,344)
Items not involving operating cash flows	193,363	1	(1)	193,363
Changes in working capital balances	(274)	(922)	—	(1,196)
Other operating activities	(6,634)	—	—	(6,634)
Cash provided by (used in) operating activities	64,111	(922)	—	63,189
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(227,473)	—	—	(227,473)
Proceeds from disposal, net	29,855	—	—	29,855
Additions to income-producing properties	(5,179)	—	—	(5,179)
Additions to properties under development	(73,420)	—	—	(73,420)
Construction funds in escrow	(1,332)	—	—	(1,332)
Other investing activities	(19,417)	—	—	(19,417)
Cash used in investing activities	(296,966)	—	—	(296,966)
FINANCING ACTIVITIES
Distributions paid	(51,005)	—	—	(51,005)
Other financing activities	214,845	—	—	214,845
Cash provided by financing activities	163,840	—	—	163,840
Effect of exchange rate changes	(915)	—	—	(915)
Net decrease in cash and cash equivalents during the period	$(69,930)	(922)	—	$(70,852)

Granite REIT 2023 Second Quarter Report 101

Statement of Cash Flows	Six Months Ended June 30, 2023
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$72,337	1	(1)	$72,337
Items not involving operating cash flows	82,109	(1)	1	82,109
Changes in working capital balances	(2,189)	24	—	(2,165)
Other operating activities	(420)	—	—	(420)
Cash provided by operating activities	151,837	24	—	151,861
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(103,251)	—	—	(103,251)
Proceeds from disposals, net	24,098	—	—	24,098
Additions to income-producing properties	(49,664)	—	—	(49,664)
Additions to properties under development	(43,125)	—	—	(43,125)
Construction funds released from escrow	4,887	—	—	4,887
Other investing activities	64,443	—	—	64,443
Cash used in investing activities	(102,612)	—	—	(102,612)
FINANCING ACTIVITIES
Distributions paid	(101,981)	—	—	(101,981)
Other financing activities	38,315	—	—	38,315
Cash used in financing activities	(63,666)	—	—	(63,666)
Effect of exchange rate changes	(1,500)	—	—	(1,500)
Net (decrease) increase in cash and cash equivalents during the period	$(15,941)	24	—	$(15,917)
102 Granite REIT 2023 Second Quarter Report

Statement of Cash Flows	Six Months Ended June 30, 2022
	Granite REIT	Granite GP	Eliminations/ Adjustments	Granite REIT and Granite GP Combined
OPERATING ACTIVITIES
Net income	$375,395	4	(4)	$375,395
Items not involving operating cash flows	(233,234)	(4)	4	(233,234)
Changes in working capital balances	(5,915)	(201)	—	(6,116)
Other operating activities	(2,352)	—	—	(2,352)
Cash provided by (used in) operating activities	133,894	(201)	—	133,693
INVESTING ACTIVITIES
Acquisitions, deposits and transactions costs, net	(392,542)	—	—	(392,542)
Proceeds from disposals, net	63,933	—	—	63,933
Additions to income-producing properties	(10,921)	—	—	(10,921)
Additions to properties under development	(120,736)	—	—	(120,736)
Construction funds in escrow	(3,085)	—	—	(3,085)
Other investing activities	(32,517)	—	—	(32,517)
Cash used in investing activities	(495,868)	—	—	(495,868)
FINANCING ACTIVITIES
Distributions paid	(101,912)	—	—	(101,912)
Other financing activities	221,665	—	—	221,665
Cash provided by financing activities	119,753	—	—	119,753
Effect of exchange rate changes	(2,491)	—	—	(2,491)
Net decrease in cash and cash equivalents during the period	$(244,712)	(201)	—	$(244,913)
Granite REIT 2023 Second Quarter Report 103

19.	COMMITMENTS AND CONTINGENCIES

(a) The Trust is subject to various legal proceedings and claims that arise in the ordinary course of business. Management evaluates all claims with the advice of legal counsel. Management believes these claims are generally covered by Granite's insurance policies and that any liability from remaining claims is not probable to occur and would not have a material adverse effect on the condensed combined financial statements. However, actual outcomes may differ from management's expectations.

(b) As at June 30, 2023, the Trust's contractual commitments totaled $84.9 million which comprised of costs to complete its ongoing construction and development projects.

(c) In connection with the acquisitions of investment properties located in Palmetto, Georgia on November 12, 2020 and in Locust Grove, Georgia on March 12, 2021, $128.5 million (US$97.1 million) of bonds were assumed. The authorized amount of the bonds is $137.7 million (US$104.0 million), of which $128.5 million (US$97.1 million) was outstanding as at June 30, 2023. The bonds provide for a real estate tax abatement for the acquired investment properties. Through a series of transactions, the Trust is both the bondholder and the obligor of the bonds. Therefore, in accordance with IAS 32, the bonds are not recorded in the condensed combined balance sheet.

The Trust is involved, in the normal course of business, in discussions, and has various letters of intent or conditional agreements, with respect to possible acquisitions of new properties and dispositions of existing properties in its portfolio. None of these commitments or contingencies, individually or in aggregate, would have a material impact on the condensed combined financial statements.

20.	SUBSEQUENT EVENTS

(a) Subsequent to June 30, 2023, the Trust declared monthly distributions for July 2023 of $17.0 million (note 12).

104 Granite REIT 2023 Second Quarter Report

REIT Information

Board of Trustees	Officers	Office Location

Kelly Marshall Chairman Peter Aghar Trustee Remco Daal Trustee Kevan Gorrie Trustee Fern Grodner Trustee Al Mawani Trustee Gerald Miller Trustee Sheila Murray Trustee Emily Pang Trustee Jennifer Warren Trustee
Kevan Gorrie
President and Chief Executive Officer

Teresa Neto
Chief Financial Officer

Lorne Kumer
Executive Vice President,
Head of Global Real Estate

Michael Ramparas
Executive Vice President,
Global Real Estate and
Head of Investments

Lawrence Clarfield
Executive Vice President,
General Counsel and
Corporate Secretary
77 King Street West Suite 4010, P.O. Box 159 Toronto-Dominion Centre Toronto, ON M5K 1H1 Phone: (647) 925-7500 Fax: (416) 861-1240

Investor Relations Queries
Kevan Gorrie President and Chief Executive Officer (647) 925-7500 Teresa Neto Chief Financial Officer (647) 925-7560

Transfer Agents and Registrars

	Canada Computershare Investor Services Inc. 100 University Avenue, 8th Floor, North Tower Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	United States Computershare Trust Company N.A. 462 S. 4th Street Louisville, Kentucky, USA 40202

Exchange Listings
Stapled Units	– Toronto Stock Exchange (GRT.UN) and New York Stock Exchange (GRP.U)

Please refer to our website (www.granitereit.com) for information on Granite’s compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.

Publicly Available Documents
Copies of the financial statements for the year ended December 31, 2022 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR+), which can be accessed at www.sedarplus.ca. Other required securities filings can also be found on EDGAR and SEDAR+.

Granite REIT 2023 Second Quarter Report 105

Granite REIT

77 King Street West
Suite 4010, P.O. Box 159
Toronto-Dominion Centre
Toronto, ON M5K 1H1
Phone: (647) 925-7500
Fax: (416) 861-1240
www.granitereit.com